Sit Investment Associates, Inc.
Equity

June 2007

Sit Investment Associates, Inc.
3300 IDS Center
80 South Eighth Street
Minneapolis, MN 55402-2211
Phone: 800-332-5580
Fax: 612-342-2111
Web Site: www.sitfunds.com

Outline of Presentation

I. Organizational Overview

Competitive Strengths

- We are a full product global asset manager offering management expertise in domestic equities, international equities and fixed income instruments. Our equity investment philosophy emphasizes growth investments and our fixed income philosophy focuses on high income with safety of principal;

- We have senior, experienced investment professionals who are actively involved in the investment process and client servicing, and are owners of Sit Investment Associates, Inc. Sit Investment is privately owned and intends to remain private;

- Sit Investment's Chief Investment Officer and other senior investment professionals have been continuously involved in the management of the clients' portfolios from their inceptions;

- We have the resources of a $6.9 billion investment management firm working for the benefit of our clients;

- Our growth-oriented investment philosophy allows us to be very responsive to growth opportunities in the developed and developing markets; and

- We have achieved very competitive investment results for client portfolios over extended periods utilizing our disciplined, fundamental research-driven investment process. We have a total of 33 full-time investment professionals, including 20 industry and geographically-focused equity analysts.

Sit Investment Associates Group


Sit Investment Associates, Inc.
Sit Investment Associates, Inc.
Domestic/Global Equity
Sit International Investment Associates
International Equity
Sit Investment Fixed Income Advisors, Inc.
Fixed Income
Sit Mutual Funds
Large Cap Growth
Mid/Small Cap Growth
Dividend Growth
Global
EAFE+
Pacific Basin/Developing Markets
Taxable
Tax-Exempt
Domestic Growth Equity
International Growth Equity
Fixed Income

Sit Investment Associates Group
Global Investment Managers
Specializing In Growth Equity Portfolios And Fixed Income

Our Mission Statement

The firm is dedicated to a single purpose: to be one of the premier investment management firms in the United States.

Background

1981

- Sit Investment Associates founded in Minneapolis by Eugene C. Sit
- Sit Mutual Funds formed
- Sit Investment Associates is one of the largest minority-owned advisory firms in the U.S.

1984

- Sit Fixed Income division formed to manage taxable and tax-exempt fixed income portfolios

1989

- Sit International division formed to manage international and global portfolios

1994

- Small capitalization domestic growth product introduced

1999

- Commingled funds introduced

2004

- Dividend growth product introduced

Total Assets Under Management
As of June 30, 2007: $6.9 Billion

- Equity $2.2 Billion
- Fixed Income $4.7 Billion
- Institutional Separate Accounts $5.4 Billion
- Sit Mutual Funds $1.5 Billion

Investment Management & Research Organization Chart

Eugene C. Sit
Peter L. Mitchelson
Roger J. Sit

Global Equity Management

Eugene C. Sit
Peter L. Mitchelson
Roger J. Sit
Ronald D. Sit
Kent L. Johnson
Robert W. Sit
David A. Brown
John M. Bernstein
Matthew T. Loucks
Mark A. Pepper

Michael J. Stellmacher
Douglas A. Mikkonen
Raymond E. Sit
Janet K. Kinzler
Tasha M. Murdoff
Jun Xia
Lori C. Hanson
Stacey M. Curme
Bradley W. Meyer
Dawn M. Frandrup

Fixed Income Management

Michael C. Brilley
Debra A. Sit
Bryce A. Doty
Paul J. Jungquist
Mark H. Book
Andrew T. Clark
Christopher M. Rasmussen
Skyler R. Weinand
Eric T. Nelmark
Todd S. Emerson
Marci A. Lorge
Brian R. Gilbert
Brendan J. O'Sullivan

Biographies of Key People

Eugene C. Sit, CFA

Responsibilities:	**Chairman, CEO and Global Chief Investment Officer**	
Professional Experience:	1981-Present	Sit Investment Associates, Inc.
	1976-1981	IDS Advisory, President and CIO
	1968-1976	IDS Mutual Funds, Portfolio Manager
	1960-1968	Commonwealth Edison, Financial Assistant
Education:	DePaul University, BSC Accounting (1960)	
	Certified Public Accountant	
Investment Experience:	44 Years	
Age:	68	
E-mail:	ecs@sitinvest.com	

Peter L. Mitchelson, CFA

Responsibilities:	**Vice Chairman and Chief Strategist**	
Professional Experience:	1981-Present	Sit Investment Associates, Inc.
	1978-1981	IDS Advisory Senior Vice President
	1968-1978	McLean, Budden Limited, Montreal
Education:	Harvard University, Harvard Business School, MBA (1966)	
	University of Toronto, BComm (1964)	
Investment Experience:	39 Years	
Age:	66	
E-mail:	plm@sitinvest.com	

Roger J. Sit

Responsibilities:	**President and Deputy Chief Investment Officer**	
Professional Experience:	1998-Present	Sit Investment Associates, Inc.
	1991-1998	Goldman Sachs & Co. Vice President, Senior Equity Research Analyst
	1984-1990	Captain, United States Air Force
Education:	Harvard University, Harvard Business School, MBA (1991)	
	University of Southern California, MS Systems Technology (1987)	
	United States Air Force Academy, BS (1984)	
Investment Experience:	17 Years	
Age:	45	
E-mail:	rjs@sitinvest.com	

Research Responsibilities

Total Years Investment Experience 230 years

Average Years Investment Experience exceeds 14 years

Roger J. Sit
Director of Global Research and Investment Management

Eugene C. Sit, CFA
- Investment Strategy
  - Economics
  - Fixed Income
  - Washington
  - International
  - Global Equities
  - Domestic Equities
  - International Equities
- Generalist
  - Small/Medium Sized Growth Companies

Peter L. Mitchelson, CFA
- Economic Analysis
- Investment Strategy
  - Global Equities
  - Group Evaluations
  - Washington
  - Healthcare

Ronald D. Sit, CFA
- Retail
  - Gen. & Specialty Merchandising
- Consumer Services
  - Distribution Companies
  - Leisure & Publishing
  - Restaurant & Lodging
- Consumer Products
  - Apparel
  - Appliances & Furniture
  - Beverages & Food
- Economic Analysis

Kent L. Johnson, CFA
- Financial
  - Asset Managers/Brokers
  - GSE/Mortgage Finance
  - Insurance - Specialty
- Consumer
  - Autos & Related
  - Education
- Capital Goods/Defense
- Transportation
- Dir. Quant. & Portfolio Research
  - Earnings/Portfolio Construction
- Environmental Control

Robert W. Sit, CFA
- Technology
  - Software - All
  - Electronics Distributors
  - Information Services
  - Networking
  - Software Platforms & Appl.
  - Telecom Equipment
- Energy

John M. Bernstein
- Financial
  - Banks, S & L's
  - Consumer Finance
  - GSEs

Matthew T. Loucks, CFA
- Healthcare
  - Biotech & Medical Devices
  - Medical Technology
  - Pharmaceuticals

Mark A. Pepper
- Technology
  - Semiconductors
  - Semi Capital Equipment
  - Electronics and Components
- Healthcare
  - Healthcare Information Svcs
  - Healthcare Services

Michael J. Stellmacher, CFA
- Energy
  - Exploration & Production
  - Oil Services
- Telecommunications
  - Wireline Services
  - Wireless Services
- Electric Power Generation
- Commodity Cyclicals

Douglas A. Mikkonen, CFA
- Technology
  - Computer Systems
  - Contract Manufacturing
  - Internet Services
  - Storage Hardware
- Generalist
  - Small/Medium Sized Growth Companies

David A. Brown, CFA
- Accounting & Corp. Governance
- Consumer Services
  - Entertainment
  - Media
- Consumer
  - Gaming
  - Housing & Related
  - Recreational Products

Stacey M. Curme
- Equity Trading
- Generalist
  - Minnesota Based Growth Companies

Lori C. Hanson
- Quantitative & Portfolio Research
  - Valuation Analysis
  - Earnings Analysis
  - Screening/Modeling
  - Quantitative Sell Discipline
  - Technical Research
- Consumer

Bradley W. Meyer
- Equity Trading
  - Valuation Analysis
  - Earnings Analysis
  - Screening/Modeling
  - Quantitative Sell Discipline
  - Technical Research

Dawn M. Brandrup
- Quantitative & Portfolio Research
  - Valuation Analysis
  - Earnings Analysis
  - Screening/Modeling
  - Quantitative Sell Discipline
  - Technical Research

Int'l Geographic Specialists
SIT INTERNATIONAL PORTFOLIO MANAGERS/ANALYSTS
(5)

Representative Client List
June 2007

Growth Equity	Fixed Income
ConAgra Inc. Benefit Plan	Indiana State Police
Denver Employees' Retirement Plan	LSI Logic Corporation
Los Angeles City ERS	Mayo Foundation
Close TEAMS	MLM – The Lawyers Company
	Safety National Insurance

This list of clients was selected at random and not by performance based criteria. It is not known whether the listed clients approve or disapprove of the advisory services provided by Sit Investment Associates, Inc. and its affiliates.

Corporate Values and Goals
Established with the Founding of the Firm in 1981

Our Corporate Values

- To operate under the highest ethical and professional standards.
- To put our clients first in everything we do. We realize that the success of our clients results in our success.
- To maintain our uncompromising commitment and adherence to our investment philosophy and style, while continually seeking ways to enhance our successful investment process.
- To always work hard for our clients, expending the effort they deserve in all aspects of the investment management and client reporting process.

Our Corporate Goals

- To provide superior investment management products for discriminating investors.
- To act as a "true extension" of the client's own operations, providing highly individualized services in an increasingly challenging investment environment.
- To control effectively our own destiny, avoiding imposed pressures for "growth," thereby allowing us to provide the services we believe our clients require and deserve.
- To have fun, on a partnership basis, with our clients.

II. Investment Philosophy and Decision-Making Process

Growth Equity Investment Philosophy

Sit Investment Associates' investment philosophy targets growth-oriented opportunities. Generally, we look to invest in companies with the potential to increase earnings at a faster rate than the representative economy and market index.

- We believe that earnings growth is the primary determinant of superior long-term returns.
- We are opportunistic investors; we believe in high and consistent growth companies as well as conservative and cyclical growth companies.
- We manage our portfolios on an active basis, concentrating our investments in the best growth opportunities at the most reasonable valuation levels.

Growth Stock Investment Management Process

TOP-DOWN ANALYSIS
(Investment Committee)

- Macro Variables
- Market Valuation

- Secular Trends
- Political Environment
- Economic Outlook
- Fiscal and Monetary Policy
- Sentiment

PORTFOLIO DECISIONS
(Investment Team)

- Regional and Country Allocation
- Industry & Sector Allocation
- Stock Selection

BOTTOM-UP ANALYSIS
(Portfolio Managers / Research Analysts)

- Fundamental Company & Industry Research
- Quantitative Valuation
- Specific Stock Recommendations

Sit Investment Associates
Communications Flow

Daily Communication

Discuss short-term developments

Earnings announcements

Latest current events

Weekly Communication

Review all equity portfolios

Sector and security weightings

Quantitative analysis

Attribution analysis

Buys/sells and changes to portfolios

Monthly/Quarterly Communication

Formulate investment outlook and strategy

Review market trends and leadership

Investment policy paper

Growth Equity Investing
Industry/Sector Allocation

- Our investment philosophy identifies and focuses on investments in industries and sectors with above-average and sustainable growth prospects;
- Since we believe that earnings growth will lead to higher stock prices, we concentrate on companies with strong long-term growth prospects;
- We also focus on secular forces in the global economy and their impact on investment opportunities over the intermediate term (including such issues as globalization, energy supply and demand variables and impacts of a lower US Dollar).
- Finally, we work to identify and focus on secular forces that have long-term investment significance for growth-oriented investors. Current examples include:
  - Demographics/Consumer Trends;
  - Savings & Investment;
  - Information Requirements;
  - Consolidation; and
  - Outsourcing

Fundamental Research Process
Stock Selection

- We invest in industry sectors and companies with high earnings per share and revenue growth purchased at reasonable valuation in relation to industry peers, historic levels, and earnings growth rates

- We concentrate our fundamental research efforts on the most promising growth companies with strong fundamentals and companies having the following attributes:
  - World-class or regionally dominant
  - New and/or distinctive products or services
  - Innovative and responsive to change

- Investment holdings generally reflect the following investment characteristics:
  - High ROE's; high growth rates (projected & historical); higher relative P/E ratios; strong balance sheets; and lower dividend yields

- Significant databases and quantitative tools (earnings revision models) are used to identify and evaluate opportunities

Domestic Sell Disciplines
Based on Experience and Judgment

Company Specific

- Fundamentals change/earnings disappoint
- Quantitative models indicate deteriorating earnings trends
- Trimming holdings based on appreciation (profit taking)

Strategic

- Rotating sector emphasis based on earnings outlook (e.g., selling a sector with the weakest outlook and buying sector with the most positive outlook).
- Raising cash to become defensive

Decision-Making/Portfolio Construction

Team Management Approach With Active Leadership From Senior Investment Professionals	Senior professionals determine investment strategy and sector emphasis. Research analysts prepare conclusion-oriented research reports and provide key input on stock selection.
Use of Model Portfolios	Client accounts hold same securities/weightings as permitted by restrictions.
Number of Names/Security Weightings	70 to 90 names - 3 separate tier weightings ranging from 1% to 5%
Maximum Investment In Any One Security	5% of portfolio
Maximum Exposure to a Single Industry Sector	Approximately 1 ½ - 2 times the benchmark for larger sectors. Smaller sectors could be larger.
Minimum Exposure to a Single Industry Sector	0%
Cash Holdings	0% to 10% (as permitted by restrictions)

Growth Equity Products Are Managed Using the Same Investment Team Philosophy, Discipline and Process

June 30, 2007

	Large Cap Growth	Mid Cap Growth	Small Cap Growth	Dividend Growth
Screening Criteria	Earnings Growth Greater than 10-12%	Earnings Growth Greater than 12-15%	Earnings Growth Greater than 15-20%	Earnings Growth of 8-10% and Dividend Yield 100 bp > S&P 500
Weighted Average Market Capitalization	$80.1 billion	$12.8 billion	$3.6 billion	$81.4 billion
Median Market Capitalization	$41.4 billion	$9.7 billion	$2.0 billion	$26.3 billion
5-Year Projected EPS Growth Rates	14.4%	16.8%	16.2%	11.3%
Valuation on 2007 P/E Ratio	20.7x	27.2x	24.7x	16.4x
Dividend Yield	1.3%	0.5%	0.3%	2.4%
Number of Equity Holdings	83	86	92	84
Portfolio Turnover (YTD)	11.1%	23.0%	28.8%	17.6%
Assets Under Management	$1.2 billion	$225 million	$433 million	$78.9 million

Market Value of Domestic Growth Oriented Equity Assets Under Management* ($000)

June 30, 2007

	LARGE CAP GROWTH*	MEDIUM CAP GROWTH	SMALL CAP GROWTH	DIVIDEND GROWTH
TAX EXEMPT				
Employee Benefit	$496,736	N/A	$291,746	$22,324
Endowment	61,105	N/A	N/A	N/A
Other	170,064	19,714	22,756	11,921
TAX EXEMPT TOTAL	$727,904	$19,714	$314,501	$34,245
TAXABLE	326,405	N/A	12,982	4,157
MUTUAL FUNDS	145,657	205,509	105,865	40,484
TOTAL BY STYLE	$1,199,965	$225,224	$433,348	$78,886

* Includes the equity portion of Balanced accounts and the Sit Science and Tech Fund.

III. Risk Management Process

Portfolio Risk Management Procedures

Market Level:

- Overall *market valuations* are monitored, with a focus on valuations relative to interest rates, the corporate earnings outlook, and historical norms.
- *Macroecomomic issues* are discussed in monthly strategy meetings where various economic and political issues and their potential impact on the portfolio are discussed. Weekly investment meetings are held where various business trends and changes and their potential impact on the portfolio are discussed.

Portfolio Level:

- *Sector weightings* are reviewed on a weekly basis. If the industry sector is small, the limits could range from 0 to several times the benchmark, while larger categories will range from 50% of the benchmark to 1 ½-2 times the benchmark.
- *Industry weightings* are reviewed to monitor exposures and to identify "bets" that may not be apparent in sector weighting analysis.
- *Sector correlations* are reviewed periodically to assess potential diversification benefits of sector weightings, thereby reducing risk.
- *Cash/equity allocation*, within specified client guidelines, are monitored continuously.
- A *model portfolio* is used at the portfolio level to monitor sector weighting decisions and ensure consistency of client results across similar mandates.
- *Performance attribution* reports are used to measure the impact and potential risks associated with active bets in individual securities and sectors.

Security Level:

- *Individual stock weightings* are monitored. Except in rare occasions, we will not own more than a 5% position in an individual security. Individual stocks are divided into three tier groups, with specific weights determined by liquidity, risk/reward opportunity, and fundamental outlook.
- *Valuations* are regularly reviewed in weekly meetings. Relative valuations are emphasized based on growth rates, peer groups, historical averages, and the broad market.
- Since a key to sustained outperformance is avoiding earnings disappointments, *earnings risk* is regularly reviewed by studying trends in earnings revisions and sales. We have developed a proprietary earnings revision model that serves to summarize revision activity into a single "decile score."

Quantitative Risk Measurements:

- In terms of *historical performance*, we review internally-generated reports along with reports provided using Frank Russell Company software to monitor the relative returns and risk characteristics (i.e., beta, tracking error, standard deviation).
- In addition to portfolio level valuations, we use a *multi-factor predictive beta* provided by Northfield Information Services, Inc. to measure systematic risk of the portfolio, as well as a more detailed analysis of non-systematic exposures.

Equity Investment Management

Enhancing the Investment Process

Resource Allocation:

- Dedicating more resources to accounting and corporate governance issues and their effects on stock selection.

Reducing Portfolio Impact from Accounting and Corporate Frauds:

- Immediate sale of half the investment position in any company involved in allegations of fraud, etc.
- Assign teams of senior equity specialists to evaluate key issues for further portfolio action.

Improving Stock Selection Productivity:

- Increased Research Focus:
  - Fundamental changes
  - Revenues
  - Margins
  - Earnings
  - Cash Flows
- Increased Diversification of Portfolio Holdings:
  - Limit position size
  - Slightly increasing number of portfolio names
  - Reduce tracking error

Researching Equity Risk Models:

- Detailed analysis of Northfield Information Services' U.S. Fundamental Risk Model.

IV. Large Cap Growth Fund

Rotation of Major Industry Weights Over Time

Sit Large Cap Growth

PORTFOLIO WEIGHTINGS	06/04	09/04	12/04	03/05	06/05	09/05	12/05	03/06	06/06	09/06	12/06	03/07	06/07
NON-ENERGY MINERALS	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.8%	1.4%	1.5%	1.4%	1.7%	0.9%	0.9%
PRODUCER MANUFACTURING	9.0	8.1	8.5	9.7	8.4	8.8	8.3	10.3	11.2	10.2	9.9	9.4	11.3
ELECTRONIC TECHNOLOGY	15.4	13.5	13.3	12.8	13.2	12.5	11.3	11.8	11.4	11.7	11.3	11.8	12.0
CONSUMER DURABLES	1.4	1.1	0.5	0.5	0.5	1.0	0.4	0.0	0.0	0.0	0.0	0.0	0.0
ENERGY MINERALS	7.1	8.7	8.4	10.0	9.9	11.8	10.5	10.7	11.8	9.4	8.2	8.2	8.4
PROCESS INDUSTRIES	0.0	0.0	0.0	1.0	1.3	1.4	1.4	2.6	2.1	2.2	2.3	3.0	3.2
HEALTH TECHNOLOGY	15.4	15.9	14.9	13.2	13.9	14.7	15.6	13.1	12.5	12.6	11.1	11.7	10.8
CONSUMER NON-DURABLES	4.6	5.2	4.9	5.3	4.5	4.6	3.6	3.2	3.3	4.7	4.5	4.4	4.0
INDUSTRIAL SERVICES	1.4	1.5	1.9	2.0	3.5	3.8	4.5	4.8	5.0	4.0	4.2	3.7	4.3
COMMERCIAL SERVICES	0.9	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.5	0.8
TECHNOLOGY SERVICES	11.4	10.8	10.4	9.0	8.5	8.2	7.9	8.3	7.8	7.7	8.8	7.8	8.7
HEALTH SERVICES	2.3	2.8	2.6	3.0	4.2	3.9	3.1	2.8	2.3	2.5	2.2	2.2	2.4
CONSUMER SERVICES	6.2	6.9	8.2	7.7	7.3	5.1	5.4	5.1	5.4	5.3	6.0	7.0	5.5
RETAIL TRADE	8.5	8.2	7.8	7.6	7.7	6.4	6.8	5.8	5.4	6.6	6.4	5.8	5.1
TRANSPORTATION	1.1	2.3	3.1	2.8	2.3	2.8	2.8	3.3	3.1	2.1	2.1	1.6	1.5
UTILITIES	0.0	0.0	0.0	0.0	0.0	0.6	1.0	1.4	1.3	1.4	1.6	1.8	1.6
FINANCE	11.6	12.0	12.2	12.1	11.2	10.7	13.3	13.2	13.1	15.6	16.2	16.6	14.5
COMMUNICATIONS	4.0	3.1	3.3	3.4	3.6	3.7	3.3	2.3	2.7	2.7	3.8	3.8	5.1
	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%

S&P 500 WEIGHTING	06/04	09/04	12/04	03/05	06/05	09/05	12/05	03/06	06/06	09/06	12/06	03/07	06/07
NON-ENERGY MINERALS	1.0%	1.2%	1.1%	1.1%	1.0%	1.1%	1.2%	1.2%	1.2%	1.1%	1.2%	1.3%	1.2%
PRODUCER MANUFACTURING	8.9	9.1	9.2	9.3	8.9	8.7	8.9	8.9	8.9	8.6	8.5	8.6	10.3
ELECTRONIC TECHNOLOGY	10.7	9.4	9.9	9.5	9.7	10.0	9.9	9.9	9.1	9.4	9.3	8.8	9.4
CONSUMER DURABLES	1.8	1.8	1.8	1.7	1.7	1.7	1.6	1.7	1.5	1.5	1.5	1.5	1.5
ENERGY MINERALS	5.5	6.2	5.9	7.3	7.3	8.2	7.4	7.5	7.8	7.4	7.8	8.0	8.3
PROCESS INDUSTRIES	2.2	2.2	2.3	2.4	2.2	2.0	2.1	2.2	2.2	2.2	2.2	2.3	2.2
HEALTH TECHNOLOGY	11.3	11.0	10.4	10.3	10.6	10.2	10.1	9.9	9.5	10.0	9.5	9.5	9.4
CONSUMER NON-DURABLES	8.0	7.7	7.7	7.9	7.6	7.8	7.5	7.1	7.3	7.4	7.3	7.4	7.1
INDUSTRIAL SERVICES	1.3	1.4	1.4	1.6	1.8	2.1	2.2	2.5	2.6	2.2	2.3	2.4	2.6
COMMERCIAL SERVICES	1.2	1.1	1.2	1.2	1.1	1.1	1.2	1.3	1.2	1.2	1.3	1.2	1.2
TECHNOLOGY SERVICES	6.1	6.0	5.9	5.4	5.2	5.1	4.9	4.8	5.2	5.3	5.5	5.4	5.4
HEALTH SERVICES	2.1	2.0	2.3	2.5	2.8	2.9	3.1	3.1	2.8	2.8	2.5	2.6	2.2
CONSUMER SERVICES	5.1	4.9	5.2	5.5	5.2	5.0	4.8	4.7	5.0	4.7	4.9	5.0	4.7
RETAIL TRADE	7.0	7.1	7.1	6.9	6.6	6.1	6.0	6.0	5.9	5.6	5.4	5.6	5.5
TRANSPORTATION	1.6	1.6	1.8	1.7	1.5	1.6	1.8	1.9	2.0	1.7	1.7	1.7	1.7
UTILITIES	2.6	2.9	3.0	3.1	3.4	3.6	3.3	3.2	3.4	3.4	3.5	3.7	3.4
FINANCE	20.2	20.5	20.5	19.6	20.2	19.6	21.0	20.8	21.2	21.9	22.1	21.3	20.2
COMMUNICATIONS	3.4	3.7	3.3	3.1	3.2	3.1	3.0	3.3	3.3	3.5	3.5	3.7	3.7
	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%

Please refer to the general disclosure cited on the title page. Please refer to the performance data disclosure cited on the Large Cap Growth title page.

Industry Sector Portfolio Evaluation

Sit Large Cap Growth

June 30, 2007

NON-ENERGY MINERALS	$000	% EQUITY
ALLEGHENY TECHNOLOGIES INC	1,117	0.9
		0.9

PRODUCER MANUFACTURING	$000	% EQUITY
GENERAL ELECTRIC CO	3,744	3.1
BOEING CO	1,827	1.5
GENERAL DYNAMICS CORP	1,298	1.1
UNITED TECHNOLOGIES CORP	1,298	1.1
DEERE & CO	1,280	1.1
ITT CORPORATION	1,236	1.0
EMERSON ELECTRIC CO	1,226	1.0
ABB LTD - ADR	970	0.8
CATERPILLAR INC	681	0.6
		11.3

ELECTRONIC TECHNOLOGY	$000	%
CISCO SYSTEMS INC	2,908	2.4
ANALOG DEVICES	1,863	1.5
QUALCOMM INC	1,770	1.5
NOKIA CORP ADR	1,642	1.4
HEWLETT-PACKARD CO	1,597	1.3
E M C CORP MASS	1,385	1.2
INTEL CORP	1,180	1.0
APPLE COMPUTER INC	1,123	0.9
TEXAS INSTRUMENTS INC	1,016	0.8
		12.0

ENERGY MINERALS	$000	% EQUITY
XTO ENERGY INC	2,065	1.7
OCCIDENTAL PETROLEUM CORP	1,852	1.5
SOUTHWESTERN ENERGY CO	1,798	1.5
VALERO ENERGY CORP	1,470	1.2
MURPHY OIL CORP	1,254	1.0
SUNCOR ENERGY INC	1,052	0.9
ULTRA PETROLEUM CORP	641	0.5
		8.4

PROCESS INDUSTRIES	$000	% EQUITY
MONSANTO CO	2,675	2.2
AIR PRODUCTS & CHEMICALS INC	1,214	1.0
		3.2

HEALTH TECHNOLOGY	$000	% EQUITY
GENENTECH INC	2,459	2.0
CELGENE CORP	2,064	1.7
ABBOTT LABORATORIES	2,062	1.7
GILEAD SCIENCES INC	1,583	1.3
JOHNSON & JOHNSON	1,340	1.1
THERMO FISHER SCIENTIFIC INC	1,236	1.0
GENZYME CORP	934	0.8
PFIZER INC	824	0.7
ZIMMER HLDGS INC	552	0.5
		10.8

CONSUMER NON-DURABLES	$000	% EQUITY
PEPSICO INC	2,160	1.8
PROCTER & GAMBLE CO	1,554	1.3
COLGATE-PALMOLIVE CO	1,093	0.9
		4.0

INDUSTRIAL SERVICES	$000	% EQUITY
SCHLUMBERGER LTD	2,752	2.3
NOBLE CORPORATION	1,492	1.2
MCDERMOTT INTL INC	948	0.8
		4.3

COMMERCIAL SERVICES	$000	% EQUITY
MCGRAW-HILL COMPANIES INC	974	0.8
		0.8

TECHNOLOGY SERVICES	$000	% EQUITY
MICROSOFT CORP	2,266	1.9
GOOGLE INC	2,039	1.7
ACCENTURE LTD BERMUDA	1,244	1.0
ADOBE SYSTEMS INC	1,164	1.0
AUTOMATIC DATA PROCESSING	1,076	0.9
FIRST DATA CORP	712	0.6
WESTERN UNION CO	702	0.6
SAP AKTIENGESELLSCHAFT ADR	664	0.6
ORACLE CORP	621	0.5
		8.7

HEALTH SERVICES	$000	% EQUITY
UNITEDHEALTH GROUP INC	1,161	1.0
WELLPOINT HEALTH NETWORK	1,038	0.9
MEDCO HEALTH SOLUTIONS INC	632	0.5
		2.4

CONSUMER SERVICES	$000	% EQUITY
COMCAST CORP	2,569	2.1
MARRIOTT INTL INC	1,263	1.0
HARRAHS ENTERTAINMENT INC	1,236	1.0
NEWS CORP LTD CL A	1,137	0.9
INTL GAME TECHNOLOGY	357	0.3
		5.5

RETAIL TRADE	$000	% EQUITY
TARGET CORP	2,531	2.1
CVS/CAREMARK CORPORATION	1,957	1.6
PENNEY J C INC	1,050	0.9
LOWES COS INC	546	0.5
		5.1

TRANSPORTATION	$000	% EQUITY
BURLINGTON NORTHERN SANTA FE	1,260	1.0
UTI WORLDWIDE INC	504	0.4
		1.5

UTILITIES	$000	% EQUITY
EQUITABLE RESOURCES INC	1,883	1.6
		1.6

FINANCE	$000	% EQUITY
FRANKLIN RESOURCES INC	2,570	2.1
AMERICAN INTERNATIONAL GROUP	2,301	1.9
GOLDMAN SACHS GROUP INC	1,756	1.5
CITIGROUP INC	1,698	1.4
MELLON FINL CORP	1,641	1.4
WELLS FARGO & CO	1,555	1.3
JPMORGAN CHASE & CO	1,279	1.1
PRUDENTIAL FINANCIAL INC	1,254	1.0
CHICAGO MERC EXCH HOLDINGS	1,229	1.0
AMERICAN EXPRESS CO	1,211	1.0
MERRILL LYNCH & CO INC	970	0.8
		14.5

COMMUNICATIONS	$000	% EQUITY
CROWN CASTLE INTL CORP	2,256	1.9
VODAFONE GROUP ADR	1,400	1.2
AT&T INC	1,328	1.1
NII HOLDINGS INC	1,114	0.9
		5.1

Portfolio Market Capitalization Summary

Sit Large Cap Growth

June 30, 2007

ISSUE DESCRIPTION	SHARES	COST	LAST	%EQ	MKT CAP
GENERAL ELECTRIC CO	97,800	41.930	38.280	3.1	393,838
MICROSOFT CORP	71,900	31.391	29.470	1.9	280,934
AT&T INC	33,000	38.584	41.500	1.1	255,871
CITIGROUP INC	33,100	41.114	51.290	1.4	253,703
PROCTER & GAMBLE CO	35,400	43.811	61.190	1.3	192,180
AMERICAN INTERNATIONAL GROUP	33,867	70.333	70.030	1.9	180,174
PFIZER INC	33,335	24.033	25.570	0.7	179,437
JOHNSON & JOHNSON	21,750	59.773	61.620	1.1	178,481
VODAFONE GROUP ADR	41,125	27.798	33.630	1.3	177,980
CISCO SYSTEMS INC	104,400	13.339	27.850	2.4	169,084
JPMORGAN CHASE & CO	31,400	40.208	48.450	1.1	165,511
INTEL CORP	49,700	40.703	23.740	1.0	137,939
GOOGLE INC	1,900	333.008	523.700	1.7	130,990
WELLS FARGO & CO	44,300	27.391	35.170	1.3	117,439
HEWLETT-PACKARD CO	35,800	37.731	44.620	1.3	111,855
NOKIA CORP ADR	58,400	21.310	28.110	1.4	110,494
PEPSICO INC	33,300	49.093	64.850	1.8	105,131
APPLE COMPUTER INC	9,300	79.145	122.040	0.9	105,558
ORACLE CORP	31,500	17.139	19.710	0.5	101,331
SCHLUMBERGER LTD	32,400	31.354	84.940	2.3	100,107
GOLDMAN SACHS GROUP INC	8,100	101.405	216.750	1.5	88,531
ABBOTT LABORATORIES	38,500	51.118	53.550	1.7	82,481
GENENTECH INC	33,500	61.631	75.660	2.0	79,180
BOEING CO	19,000	71.817	96.160	1.5	75,711
AMERICAN EXPRESS CO	19,800	50.813	61.180	1.0	73,157
MERRILL LYNCH & CO INC	11,100	90.130	83.580	0.8	73,513
QUALCOMM INC	40,800	33.094	43.390	1.5	72,331
UNITED TECHNOLOGIES CORP	18,300	53.043	70.930	1.1	70,535
UNITEDHEALTH GROUP INC	32,700	31.438	51.140	1.0	68,530
SAP AKTIENGESELLSCHAFT ADR	13,000	40.630	51.070	0.6	64,733
COMCAST CORP	91,350	25.378	28.130	2.1	58,119
CVS CAREMARK CORPORATION	53,700	30.630	36.450	1.8	57,013
TARGET CORP	29,800	31.041	63.600	2.1	54,155
TEXAS INSTRUMENTS INC	27,000	33.343	37.630	0.8	53,930
CATERPILLAR INC	8,700	40.100	78.300	0.6	50,143
ABB LTD - ADR	43,900	21.520	22.600	0.8	49,913
WELLPOINT HEALTH NETWORK	13,000	68.747	79.830	0.9	48,980
OCCIDENTAL PETROLEUM CORP	33,000	19.411	57.880	1.5	48,211
LOWES COS INC	17,800	27.334	30.690	0.5	46,190
NEWS CORP LTD CL A	53,100	19.338	21.210	0.9	45,881
PRUDENTIAL FINANCIAL INC	13,900	54.510	97.230	1.0	45,017
SUNCOR ENERGY INC	11,700	35.414	89.920	0.9	41,444

ISSUE DESCRIPTION	SHARES	COST	LAST	%EQ	MKT CAP
VALERO ENERGY CORP	19,900	30.309	73.860	1.2	40,348
E M C CORP MASS	71,300	13.149	18.100	1.2	37,983
EMERSON ELECTRIC CO	21,300	40.940	46.800	1.0	37,218
MONSANTO CO	29,100	41.130	67.540	2.3	36,759
GILEAD SCIENCES INC	40,800	29.149	38.800	1.3	36,333
COLGATE-PALMOLIVE CO	16,850	59.034	64.850	0.9	33,170
FRANKLIN RESOURCES INC	19,400	65.708	132.470	2.1	33,019
GENERAL DYNAMICS CORP	16,100	63.930	78.220	1.1	31,611
BURLINGTON NORTHERN SANTA FE	14,800	38.930	85.140	1.0	30,220
DEERE & CO	10,100	101.117	120.740	1.1	27,114
AUTOMATIC DATA PROCESSING	23,300	43.074	48.470	0.9	25,815
ACCENTURE LTD BERMUDA	29,000	40.303	42.890	1.0	25,439
FIRST DATA CORP	21,800	25.240	32.670	0.6	24,634
ADOBE SYSTEMS INC	29,000	33.191	40.150	1.0	23,108
MCGRAW-HILL COMPANIES INC	14,300	65.011	68.080	0.8	23,315
XTO ENERGY INC	34,311	24.758	60.100	1.7	23,047
MEDCO HEALTH SOLUTIONS INC	8,100	73.168	77.990	0.5	21,848
THERMO FISHER SCIENTIFIC INC	23,900	47.135	51.720	1.0	21,683
CELGENE CORP	31,000	34.713	57.330	1.7	21,779
ZIMMER HLDGS INC	6,500	81.331	84.890	0.5	20,100
CHICAGO MERC EXCH HOLDINGS	2,300	331.331	534.360	1.0	18,641
MELLON FINL CORP	37,300	43.139	44.000	1.4	18,319
AIR PRODUCTS & CHEMICALS INC	15,100	63.031	80.370	1.0	17,409
GENZYME CORP	14,500	64.134	64.400	0.8	17,005
MARRIOTT INTL INC	29,300	32.537	43.240	1.0	16,701
WESTERN UNION CO	33,700	20.538	20.830	0.6	16,094
PENNEY J C INC	14,500	40.875	72.380	0.9	16,031
HARRAHS ENTERTAINMENT INC	14,500	74.309	85.260	1.0	15,917
NII HOLDINGS INC	13,800	14.710	80.740	0.9	13,309
INTL GAME TECHNOLOGY	9,000	41.385	39.700	0.3	13,198
NOBLE CORPORATION	15,300	64.147	97.520	1.2	13,070
ITT CORPORATION	18,100	50.474	68.280	1.0	12,408
ANALOG DEVICES	49,500	31.317	37.640	1.5	12,313
MURPHY OIL CORP	21,100	50.381	59.440	1.0	11,183
ALLEGHENY TECHNOLOGIES INC	10,650	65.453	104.880	0.9	10,714
CROWN CASTLE INTL CORP	63,300	23.039	36.270	1.9	10,317
MCDERMOTT INTL INC	11,400	57.394	83.120	0.8	9,349
ULTRA PETROLEUM CORP	11,100	44.857	55.240	0.5	8,394
SOUTHWESTERN ENERGY CO	40,400	24.991	44.500	1.5	7,558
EQUITABLE RESOURCES INC	28,000	31.118	49.560	1.1	6,037
UTI WORLDWIDE INC	16,800	29.910	26.790	0.4	2,653

WEIGHTED AVERAGE:	88,917
UNWEIGHTED AVERAGE:	67,909
MEDIAN:	41,444

Sit Investment Associates
Sit Mutual Funds

Please refer to the general disclosure cited on the title page. Please refer to the performance data disclosure cited on the Large Cap Growth title page.

Top 25 Holdings
Sit Large Cap Growth
June 30, 2007

Security	Sector	Market Value (000)	% of Equity	IBES LT Growth	C 2008 P/E Ratio
GENERAL ELECTRIC CO	PRODUCER MANUFACTURING	$5,101	3.0%	4.1%	14 x
CISCO SYSTEMS INC	ELECTRONIC TECHNOLOGY	2,908	2.3%	14.6%	16 x
SCHLUMBERGER LTD	INDUSTRIAL SERVICES	2,752	2.2%	21.2%	15 x
MONSANTO CO	PROCESS INDUSTRIES	2,675	2.1%	21.5%	N/A
FRANKLIN RESOURCES INC	FINANCE	2,344	2.3%	15.6%	N/A
COMCAST CORP	CONSUMER SERVICES	2,569	2.1%	20.4%	24 x
TARGET CORP	RETAIL TRADE	2,531	2.0%	14.8%	14 x
GENENTECH INC	HEALTH TECHNOLOGY	2,459	2.0%	26.8%	24 x
AMERICAN INTERNATIONAL GROUP	FINANCE	2,301	1.8%	12.6%	10 x
MICROSOFT CORP	TECHNOLOGY SERVICES	2,266	1.8%	13.6%	15 x
CROWN CASTLE INTL CORP	COMMUNICATIONS	2,256	1.8%	12.5%	N/A
PEPSICO INC	CONSUMER NON - DURABLES	2,160	1.7%	11.0%	17 x
XTO ENERGY INC	ENERGY MINERALS	2,065	1.7%	18.5%	13 x
CELGENE CORP	HEALTH TECHNOLOGY	2,064	1.6%	50.4%	30 x
ABBOTT LABS	HEALTH TECHNOLOGY	2,062	1.6%	10.0%	19 x
GOOGLE INC	TECHNOLOGY SERVICES	2,039	1.6%	35.6%	25 x
CVS/CAREMARK CORPORATION	RETAIL TRADE	1,957	1.6%	17.1%	15 x
EQUITABLE RES INC	UTILITIES	1,883	1.5%	10.1%	11 x
ANALOG DEVICES INC	ELECTRONIC TECHNOLOGY	1,863	1.5%	18.4%	21 x
OCCIDENTAL PETROLEUM CORP	ENERGY MINERALS	1,852	1.5%	8.3%	11 x
BOEING CO	PRODUCER MANUFACTURING	1,827	1.5%	15.6%	15 x
SOUTHWESTERN ENERGY	ENERGY MINERALS	1,798	1.6%	12.7%	9 x
QUALCOMM INC	ELECTRONIC TECHNOLOGY	1,770	1.4%	18.4%	21 x
GOLDMAN SACHS GROUP INC	FINANCE	1,756	1.4%	12.7%	9 x
	TOTAL		48.5		

Number of Equity Holdings = 82

NM= non-meaningful, N/A=not applicable

Please refer to the general disclosure cited on the title page. Please refer to the performance data disclosure cited on the Large Cap Growth title page.

Sit Large Cap Growth Fund

Performance Attribution
IGF007 vs. Russell 1000 Growth - Ex [Cash], Ex [Money Market Fund], Ex [Unassigned]
6/30/2006 to 6/29/2007
U.S. Dollar

	Sit Large Cap Growth Fund		Russell 1000 Growth		Attribution Analysis		
Sector	**Average Weight**	**Total Return**	**Average Weight**	**Total Return**	**Selection & Interaction**	**Allocation Effect**	**Total Effect**
Industrial Services	3.98	33.87	2.60	12.51	0.76	-0.16	0.61
Finance	15.40	23.11	8.25	21.54	0.22	0.20	0.42
Utilities	1.57	51.03	1.94	24.49	0.36	0.00	0.35
Process Industries	2.52	48.17	1.95	37.95	0.24	0.09	0.33
Transportation	2.03	8.42	2.65	-1.76	0.26	0.06	0.33
Retail Trade	6.21	10.60	9.62	10.92	-0.04	0.34	0.30
Non-Energy Minerals	1.25	41.42	1.01	19.19	0.35	-0.07	0.28
Communications	3.40	24.97	0.87	26.78	0.03	0.24	0.27
Commercial Services	0.14	7.88	2.46	14.41	0.03	0.10	0.13
Consumer Durables	0.00	0.00	1.56	14.49	0.00	0.05	0.05
Health Services	2.36	14.84	4.18	17.95	-0.04	-0.02	-0.06
Electronic Technology	11.73	31.44	15.34	28.41	0.26	-0.32	-0.06
Producer Manufacturing	10.27	19.65	10.25	21.08	-0.10	-0.02	-0.12
Consumer Services	6.09	13.46	5.38	15.09	-0.09	-0.04	-0.13
Technology Services	8.09	18.06	9.72	21.87	-0.31	-0.04	-0.35
Consumer Non-Durables	4.38	12.53	7.06	19.92	-0.29	-0.12	-0.41
Energy Minerals	8.76	14.16	1.63	17.92	-0.42	-0.24	-0.67
Health Technology	11.83	8.30	13.53	15.40	-0.81	0.12	-0.70
Total	**100.00**	**19.58**	**100.00**	**19.01**	**0.40**	**0.17**	**0.57**

Source: FactSet Research Systems Note: Returns Are Estimated

V. Mid Cap Growth Portfolio Characteristics

Rotation of Major Industry Weights Over Time

Sit Mid Cap Growth

PORTFOLIO WEIGHTINGS	13/03	13/03	13/04	03/05	06/05	09/05	13/05	03/01	01/01	09/01	13/01	03/07	01/07
NON-ENERGY MINERALS	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	[illegible]	11%	[illegible]	1.1%	3.3%	3.4%	[illegible]
PRODUCER MANUFACTURING	7.1	3.1	3.0	1.4	1.3	7.0	[illegible]	9.3	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
ELECTRONIC TECHNOLOGY	[illegible]	20.3	14.7	14.4	13.0	13.5	13.4	[illegible]	13.0	[illegible]	11.7	13.0	10.9
CONSUMER DURABLES	3.9	1.3	0.7	1.0	1.0	1.4	1.3	1.3	1.5	1.3	1.1	1.9	[illegible]
ENERGY MINERALS	3.4	3.3	7.3	10.0	10.7	13.3	11.1	9.9	11.0	[illegible]	3.7	3.7	1.1
PROCESS INDUSTRIES	1.3	1.0	0.0	1.0	0.0	0.0	0.0	0.0	0.0	0.9	1.0	3.5	3.9
HEALTH TECHNOLOGY	14.0	13.7	13.3	10.1	13.1	13.3	13.0	13.3	13.9	14.3	11.0	14.5	14.7
CONSUMER NON-DURABLES	[illegible]	[illegible]	3.0	3.3	3.1	3.3	3.4	3.1	3.3	3.1	3.7	4.7	3.3
INDUSTRIAL SERVICES	4.1	1.1	3.1	3.3	[illegible]	7.1	7.0	[illegible]	[illegible]	1.3	3.7	3.5	7.1
COMMERCIAL SERVICES	3.0	1.9	1.0	0.0	0.0	0.1	0.9	0.7	0.7	0.5	0.0	0.0	0.1
TECHNOLOGY SERVICES	13.3	17.5	19.4	11.1	[illegible]	14.0	13.7	13.3	13.5	13.4	14.0	13.5	11.0
HEALTH SERVICES	9.0	3.1	1.3	[illegible]	[illegible]	[illegible]	[illegible]	1.1	[illegible]	1.1	4.5	3.3	3.9
CONSUMER SERVICES	4.3	3.3	1.1	1.0	1.7	3.3	4.1	4.4	4.3	3.0	3.5	3.7	3.3
RETAIL TRADE	10.1	[illegible]	1.5	1.3	1.1	3.3	3.7	1.0	4.1	4.1	3.3	3.1	3.7
TRANSPORTATION	0.5	1.3	3.9	3.0	1.5	1.1	3.1	3.3	3.3	3.0	3.4	3.0	3.1
UTILITIES	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
FINANCE	9.7	[illegible]	7.7	7.0	7.3	7.3	[illegible]	[illegible]	9.5	11.3	11.9	9.4	[illegible]
COMMUNICATIONS	0.9	[illegible]	3.1	3.5	3.3	[illegible]	3.1	1.4	3.1	3.4	3.1	4.4	4.3
	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%

RUSSELL MIDCAP GROWTH WEIGHTINGS	13/03	13/03	13/04	03/05	06/05	09/05	13/05	03/01	01/01	09/01	13/01	03/07	01/07
NON-ENERGY MINERALS	1.3	0.9	[illegible]	0.9	1.5	[illegible]	[illegible]	3.1	3.3	1.7	[illegible]	3.3	3.0
PRODUCER MANUFACTURING	4.3	4.7	1.5	1.5	7.9	[illegible]	[illegible]	[illegible]	[illegible]	7.4	7.1	[illegible]	[illegible]
ELECTRONIC TECHNOLOGY	10.0	13.9	14.0	13.4	11.9	13.5	13.4	[illegible]	13.0	10.1	9.4	9.1	[illegible]
CONSUMER DURABLES	3.9	4.3	4.9	4.9	3.5	3.0	[illegible]	4.5	3.9	3.3	3.3	4.9	3.4
ENERGY MINERALS	1.5	1.3	1.3	1.5	[illegible]	1.1	3.7	3.5	1.1	3.0	3.3	3.3	3.1
PROCESS INDUSTRIES	1.7	3.4	1.7	1.1	1.4	1.3	1.4	1.4	1.4	3.1	[illegible]	3.9	3.4
HEALTH TECHNOLOGY	[illegible]	13.1	11.4	11.1	9.9	10.0	10.3	9.1	9.5	9.1	[illegible]	9.1	7.1
CONSUMER NON-DURABLES	4.1	3.1	3.9	3.9	3.3	3.9	[illegible]	[illegible]	3.9	4.9	3.0	3.3	3.3
INDUSTRIAL SERVICES	3.1	3.1	3.5	3.9	4.1	4.9	4.9	[illegible]	3.3	1.3	1.3	1.1	[illegible]
COMMERCIAL SERVICES	1.3	3.7	3.7	3.4	3.3	3.4	3.1	[illegible]	3.1	4.1	4.7	4.3	3.9
TECHNOLOGY SERVICES	13.4	10.3	9.9	9.1	7.1	7.0	1.9	7.0	7.3	1.1	1.1	1.4	7.3
HEALTH SERVICES	9.9	[illegible]	1.4	[illegible]	1.9	1.7	1.4	1.3	1.3	3.1	3.3	3.3	3.3
CONSUMER SERVICES	10.4	11.3	10.4	10.4	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	7.5
RETAIL TRADE	9.3	9.0	[illegible]	[illegible]	[illegible]	7.1	7.9	7.7	7.5	9.3	9.0	9.1	7.5
TRANSPORTATION	0.7	0.9	1.9	1.7	1.7	[illegible]	3.1	3.3	3.1	3.5	3.4	3.5	3.4
UTILITIES	0.1	0.3	0.7	[illegible]	1.0	1.0	0.9	0.9	1.0	1.7	[illegible]	[illegible]	3.1
FINANCE	4.9	1.1	7.7	7.0	7.1	7.5	[illegible]	[illegible]	[illegible]	9.3	9.3	9.1	9.1
COMMUNICATIONS	3.1	0.9	1.3	1.3	1.1	1.5	1.1	1.1	1.5	3.3	3.3	3.3	3.5
	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%

Please refer to the general disclosure cited on the title page. Please refer to the performance data disclosure cited on the Mid Cap Growth title page.

Industry Sector Portfolio Evaluation
Sit Mid Cap Growth
June 30, 2007

NON-ENERGY MINERALS	$000	% EQUITY
ALLEGHENY TECHNOLOGIES INC	2,806	1.4
RTI INTL METALS INC	2,766	1.4
		2.8

PRODUCER MANUFACTURING	$000	% EQUITY
PRECISION CASTPARTS CORP	4,235	2.1
ITT CORPORATION	2,868	1.4
IDEX CORP	2,428	1.2
AMETEK INC	2,379	1.2
TEXTRON INC	2,114	1.1
JACOBS ENGINEERING GROUP INC	1,909	0.9
ROCKWELL COLLINS INC	1,144	0.6
		8.5

ELECTRONIC TECHNOLOGY	$000	% EQUITY
ANALOG DEVICES	3,431	1.7
XILINX INC	2,722	1.4
BROADCOM CORP	2,538	1.3
APPLE COMPUTER INC	2,185	1.1
F5 NETWORKS INC	2,176	1.1
LAM RESEARCH CORP	1,825	0.9
TRIMBLE NAVIGATION LTD	1,703	0.8
NETWORK APPLIANCE INC	1,699	0.8
JUNIPER NETWORKS INC	1,584	0.8
KLA-TENCOR CORP	1,039	0.5
VERIFONE HLDGS INC	1,026	0.5
		10.9

CONSUMER DURABLES	$000	% EQUITY
SCIENTIFIC GAMES CORP	2,156	1.1
ELECTRONIC ARTS INC	1,363	0.7
		1.8

ENERGY MINERALS	$000	% EQUITY
XTO ENERGY INC	4,202	2.1
SOUTHWESTERN ENERGY CO	3,400	1.7
APACHE CORP	2,366	1.2
MURPHY OIL CORP	1,938	0.9
FRONTIER OIL CORP	1,396	0.7
		6.6

PROCESS INDUSTRIES	$000	% EQUITY
AIRGAS INC	3,300	1.6
ALBEMARLE CORP	1,757	0.9
NATIONAL OILWELL VARCO INC	698	0.4
		2.9

HEALTH TECHNOLOGY	$000	% EQUITY
CELGENE CORP	6,140	3.0
THERMO FISHER SCIENTIFIC INC	3,416	1.7
GILEAD SCIENCES INC	3,329	1.7
INTUITIVE SURGICAL INC	3,074	1.5
KYPHON INC	2,600	1.3
SURMODICS INC	2,590	1.3
IDEXX LABS INC	2,214	1.1
ALCON INC	2,024	1.0
ALLERGAN INC	1,994	1.0
AMYLIN PHARMACEUTICALS INC	1,465	0.7
VERTEX PHARMACEUTICALS INC	828	0.4
		14.7

CONSUMER NON-DURABLES	$000	% EQUITY
COACH INC	6,526	3.2
POLO RALPH LAUREN CORP	2,100	1.1
HANSEN NATURAL CORP	1,010	0.5
BARE ESCENTUALS INC	977	0.5
		5.3

INDUSTRIAL SERVICES	$000	% EQUITY
SMITH INTERNATIONAL INC	4,603	2.3
MCDERMOTT INTL INC	4,347	2.2
NOBLE CORPORATION	2,672	1.3
GEOKINETICS INC	1,486	0.7
URS CORP	1,126	0.6
AECOM TECHNOLOGY CORP DEL	1,077	0.5
		7.6

COMMERCIAL SERVICES	$000	% EQUITY
MCGRAW-HILL COMPANIES INC	1,110	0.6
		0.6

TECHNOLOGY SERVICES	$000	% EQUITY
COGNIZANT TECH SOLUTIONS	3,713	1.9
ADOBE SYSTEMS INC	3,236	1.6
CERIDIAN CORP	2,426	1.2
AUTODESK INC	2,217	1.1
CITRIX SYSTEMS INC	2,141	1.1
PAYCHEX INC	2,085	1.0
AMDOCS LTD	2,083	1.0
GLOBAL PAYMENTS INC	2,006	1.0
AKAMAI TECHNOLOGIES INC	1,355	0.7
INTUIT INC	875	0.4
		11.0

HEALTH SERVICES	$000	% EQUITY
STERICYCLE INC	2,490	1.2
LABORATORY CP OF AMER HLDGS	2,363	1.2
COVENTRY HEALTH CARE INC	1,793	0.9
EXPRESS SCRIPTS INC	1,140	0.6
		3.9

CONSUMER SERVICES	$000	% EQUITY
INTL GAME TECHNOLOGY	2,449	1.2
MARRIOTT INTL INC	2,266	1.1
HARRAHS ENTERTAINMENT INC	1,867	1.0
		3.3

RETAIL TRADE	$000	% EQUITY
GAMESTOP CORP NEW	2,151	1.1
NORDSTROM INC	1,978	1.0
PENNEY J C INC	1,708	0.8
DICKS SPORTING GOODS INC	1,640	0.8
		3.7

TRANSPORTATION	$000	% EQUITY
C H ROBINSON WORLDWIDE INC	2,306	1.1
EXPEDITORS INTL WASH INC	1,929	1.0
UTI WORLDWIDE INC	959	0.5
		2.6

FINANCE	$000	% EQUITY
AFFILIATED MANAGERS GRP INC	4,816	2.4
ACE LTD	3,192	1.6
PRICE T ROWE GROUP INC	2,828	1.4
TCF FINANCIAL CORP	2,491	1.2
INTERCONTINENTALEXCHANGE INC	2,306	1.2
NORTHERN TRUST CORP	2,056	1.0
LEHMAN BROS HLDGS INC	2,016	1.0
		9.8

COMMUNICATIONS	$000	% EQUITY
NII HOLDINGS INC	3,746	1.8
AMERICAN TOWER CORP	3,133	1.6
LEVEL 3 COMMUNICATIONS IN	1,831	0.9
		4.3

Please refer to the general disclosure cited on the title page. Please refer to the performance data disclosure cited on the Mid Cap Growth title page.

Portfolio Market Capitalization Summary

Sit Mid Cap Growth

June 30, 2007

ISSUE DESCRIPTION	SHARES	COST	LAST	%EQ	MKT CAP
APPLE COMPUTER INC	17,900	22.891	122.040	1.1	105,558
ALCON INC	15,000	73.011	134.910	1.0	40,358
LEHMAN BROS HLDGS INC	21,100	57.083	75.800	1.0	40,189
GILEAD SCIENCES INC	85,800	25.037	38.800	1.7	31,333
APACHE CORP	29,000	32.438	81.590	1.2	27,019
ADOBE SYSTEMS INC	80,590	30.993	40.150	1.1	23,108
MCGRAW-HILL COMPANIES INC	11,300	11.149	68.080	0.1	23,315
XTO ENERGY INC	19,911	12.155	60.100	2.1	22,047
THERMO FISHER SCIENTIFIC INC	66,050	33.403	51.720	1.7	21,823
CELGENE CORP	107,100	11.043	57.330	3.0	21,779
ACE LTD	31,050	47.451	62.520	1.1	20,544
NATIONAL OILWELL VARCO INC	1,700	89.595	104.240	0.1	18,514
ALLERGAN INC	34,100	53.050	57.640	1.0	17,735
COACH INC	137,700	9.758	47.390	3.2	17,588
AMERICAN TOWER CORP	74,100	17.581	42.000	1.1	17,550
MARRIOTT INTL INC	53,400	32.043	43.240	1.1	16,701
PRECISION CASTPARTS CORP	24,900	47.139	121.310	3.1	16,698
PENNEY J C INC	32,100	80.873	72.380	0.8	16,031
HARRAHS ENTERTAINMENT INC	21,900	19.819	85.310	0.9	15,917
PAYCHEX INC	53,300	37.138	39.130	1.0	14,950
ELECTRONIC ARTS INC	28,800	51.481	47.320	0.7	14,741
JUNIPER NETWORKS INC	62,950	21.020	25.170	0.8	14,334
NORTHERN TRUST CORP	32,000	57.797	64.240	1.0	14,095
PRICE T ROWE GROUP INC	54,300	21.313	51.890	1.4	13,780
TEXTRON INC	19,300	98.597	110.110	1.0	13,719
BROADCOM CORP	81,775	25.917	29.250	1.2	13,195
EXPRESS SCRIPTS INC	22,800	43.181	50.010	0.1	13,134
NII HOLDINGS INC	41,400	55.883	80.740	1.9	13,309
INTL GAME TECHNOLOGY	61,700	43.880	39.700	1.2	13,198
NOBLE CORPORATION	27,400	17.510	97.520	1.3	13,070
NORDSTROM INC	38,700	31.004	51.120	1.0	12,893
ITT CORPORATION	43,000	39.394	68.280	1.4	12,408
ANALOG DEVICES	91,150	35.101	37.640	1.7	12,313
ROCKWELL COLLINS INC	11,300	59.710	70.640	0.1	11,831
SMITH INTERNATIONAL INC	78,500	22.317	58.640	2.2	11,751
MURPHY OIL CORP	32,100	35.151	59.440	1.0	11,183
AUTODESK INC	47,100	22.798	47.080	1.1	10,885
COGNIZANT TECH SOLUTIONS	49,500	27.224	75.000	1.8	10,783
ALLEGHENY TECHNOLOGIES INC	21,750	51.337	104.880	1.4	10,714
NETWORK APPLIANCE INC	58,300	28.122	29.190	0.8	10,610
KLA-TENCOR CORP	18,900	53.581	54.950	0.5	10,530
INTERCONTINENTALEXCHANGE INC	15,100	61.034	147.850	1.1	10,403
INTUIT INC	39,100	32.139	30.080	0.4	10,139
MCDERMOTT INTL INC	53,300	48.193	83.120	2.2	9,349
LABORATORY CORP OF AMER HLDGS	30,300	29.414	78.260	1.2	9,303
COVENTRY HEALTH CARE INC	31,100	51.913	57.650	0.9	9,013
LEVEL 3 COMMUNICATIONS IN	323,000	1.435	5.850	0.9	8,950
C H ROBINSON WORLDWIDE INC	43,900	21.259	52.520	1.1	8,888
EXPEDITORS INTL WASH INC	41,700	41.191	41.300	1.0	8,803
AMDOCS LTD	52,300	31.620	39.820	1.0	8,304
AKAMAI TECHNOLOGIES INC	27,850	25.993	48.640	0.7	8,033
XILINX INC	101,180	21.411	26.770	1.4	7,974
SOUTHWESTERN ENERGY CO	71,400	25.034	44.500	1.7	7,558
LAM RESEARCH CORP	25,500	21.021	51.400	0.9	6,943
JACOBS ENGINEERING GROUP INC	23,300	38.814	57.510	0.9	6,858
GAMESTOP CORP NEW	55,000	29.133	39.100	1.1	6,191
CITRIX SYSTEMS INC	13,100	30.143	33.670	1.1	6,080
POLO RALPH LAUREN CORP	21,400	88.193	98.110	1.0	5,953
AMYLIN PHARMACEUTICALS INC	25,100	43.391	41.160	0.7	5,415
INTUITIVE SURGICAL INC	22,150	88.981	138.770	1.5	5,189
CERIDIAN CORP	19,300	17.507	35.000	1.3	5,039
FRONTIER OIL CORP	31,900	15.777	43.770	0.7	4,883
AMETEK INC	59,950	20.339	39.680	1.3	4,235
STERICYCLE INC	51,000	17.918	44.460	1.3	3,901
HANSEN NATURAL CORP	23,500	37.131	42.980	0.5	3,871
TRIMBLE NAVIGATION LTD	52,900	14.754	32.200	0.8	3,841
AFFILIATED MANAGERS GRP INC	17,400	90.711	128.760	2.4	3,831
AIRGAS INC	18,900	37.713	47.900	1.1	3,787
VERTEX PHARMACEUTICALS INC	29,000	38.537	28.560	0.4	3,741
ALBEMARLE CORP	45,100	41.813	38.530	0.9	3,691
TCF FINANCIAL CORP	89,100	12.794	27.800	1.3	3,595
F5 NETWORKS INC	27,000	71.409	80.600	1.1	3,315
SCIENTIFIC GAMES CORP	61,700	29.408	34.950	1.1	3,234
GLOBAL PAYMENTS INC	50,600	40.397	39.650	1.0	3,200
IDEX CORP	13,000	31.098	38.540	1.3	3,137
BARE ESCENTUALS INC	28,100	21.511	34.150	0.5	3,075
IDEXX LABS INC	23,400	87.397	94.630	1.1	2,931
VERIFONE HLDGS INC	29,100	31.813	35.250	0.5	2,925
UTI WORLDWIDE INC	25,800	30.884	26.790	0.5	2,652
URS CORP	23,300	41.193	48.550	0.1	2,574
DICKS SPORTING GOODS INC	28,300	51.170	58.170	0.8	2,371
AECOM TECHNOLOGY CORP DEL	43,400	22.303	24.810	0.5	2,391
KYPHON INC	54,000	30.311	48.150	1.3	2,154
RTI INTL METALS INC	31700	73.355	75.37	1.4	1,738
SURMODICS INC	51800	35.1108	50	1.3	898
GEOKINETICS INC	47500	28	31.03	0.7	313

WEIGHTED AVERAGE:	13,861
UNWEIGHTED AVERAGE:	11,914
MEDIAN:	9,189

Sit Investment Associates
Sit Mutual Funds

Please refer to the general disclosure cited on the title page. Please refer to the performance data disclosure cited on the Mid Cap Growth title page.

Top 25 Holdings

Sit Mid Cap Growth

June 30, 2007

Security	Sector	Market Value (000)	% of Equity	IBES LT Growth	C2008 P/E Ratio
COACH INC	CONSUMER NON - DURABLES	$6,526	3.2%	20.4%	21 x
CELGENE CORP	HEALTH TECHNOLOGY	6,140	3.0%	48.3%	35 x
AFFILIATED MANAGERS GRP INC	FINANCE	4,816	2.4%	13.3%	16 x
SMITH INTERNATIONAL INC	INDUSTRIAL SERVICES	4,603	2.3%	18.3%	15 x
MCDERMOTT INTL INC	INDUSTRIAL SERVICES	4,347	2.2%	16.0%	18 x
PRECISION CASTPARTS CORP	PRODUCER MANUFACTURING	4,235	2.1%	18.9%	18 x
XTO ENERGY INC	ENERGY MINERALS	4,202	2.1%	16.1%	14 x
NII HOLDINGS INC	COMMUNICATIONS	3,746	1.9%	38.7%	21 x
COGNIZANT TECH SOLUTIONS	TECHNOLOGY SERVICES	3,713	1.8%	33.3%	26 x
ANALOG DEVICES	ELECTRONIC TECHNOLOGY	3,431	1.7%	17.3%	20 x
THERMO FISHER SCIENTIFIC INC	HEALTH TECHNOLOGY	3,416	1.7%	16.6%	18 x
SOUTHWESTERN ENERGY CO	ENERGY MINERALS	3,400	1.7%	28.0%	24 x
GILEAD SCIENCES INC	HEALTH TECHNOLOGY	3,329	1.7%	18.3%	23 x
AIRGAS INC	PROCESS INDUSTRIES	3,300	1.6%	15.4%	N/A
ADOBE SYSTEMS INC	TECHNOLOGY SERVICES	3,236	1.6%	13.7%	23 x
ACE LTD	FINANCE	3,192	1.6%	12.6%	9 x
AMERICAN TOWER CORP	COMMUNICATIONS	3,133	1.6%	39.8%	77 x
INTUITIVE SURGICAL INC	HEALTH TECHNOLOGY	3,074	1.5%	41.2%	36 x
ITT CORPORATION	PRODUCER MANUFACTURING	2,868	1.4%	12.5%	17 x
PRICE T ROWE GROUP INC	FINANCE	2,828	1.4%	13.8%	19 x
ALLEGHENY TECHNOLOGIES INC	NON ENERGY MINERALS	2,806	1.4%	15.0%	12 x
RTI INTL METALS INC	NON ENERGY MINERALS	2,766	1.4%	22.0%	14 x
XILINX INC	ELECTRONIC TECHNOLOGY	2,722	1.4%	16.7%	18 x
NOBLE CORPORATION	INDUSTRIAL SERVICES	2,672	1.3%	40.3%	8 x
KYPHON INC	HEALTH TECHNOLOGY	2,600	1.3%	33.3%	28 x
	TOTAL		45.3		

Number of Equity Holdings = 86

NM= non-meaningful, N/A=not applicable

Please refer to the general disclosure cited on the title page. Please refer to the performance data disclosure cited on the Mid Cap Growth title page.

Sit Mid Cap Growth Fund

Performance Attribution
GFD006 vs. Russell Midcap Growth - Ex [Cash], Ex [Money Market Fund], Ex [Unassigned]
6/30/2006 to 6/29/2007
U.S. Dollar

	Sit Mid Cap Growth Fund		Russell Midcap Growth		Attribution Analysis		
Sector	Average Weight	Total Return	Average Weight	Total Return	Selection & Interaction	Allocation Effect	Total Effect
Electronic Technology	11.85	25.94	9.62	16.23	1.23	-0.11	1.12
Producer Manufacturing	7.97	46.55	7.67	31.63	1.02	-0.03	0.99
Finance	10.66	30.46	9.34	22.72	0.49	0.22	0.71
Consumer Non-Durables	3.73	49.26	4.95	23.65	0.85	-0.16	0.70
Health Technology	14.64	21.05	9.83	16.45	0.57	-0.17	0.40
Technology Services	13.03	20.24	6.42	17.11	0.58	-0.20	0.38
Communications	3.68	35.66	2.24	31.79	0.14	0.12	0.27
Health Services	4.62	23.63	5.31	14.44	0.35	-0.09	0.26
Commercial Services	0.31	-21.38	4.51	10.11	-0.21	0.44	0.23
Industrial Services	5.97	31.37	4.92	22.52	0.45	-0.26	0.19
Transportation	2.80	-1.79	2.52	-3.96	0.11	-0.09	0.02
Energy Minerals	7.42	22.74	2.38	12.35	0.92	-0.91	0.01
Non-Energy Minerals	2.07	41.97	1.91	42.20	-0.01	0.00	-0.01
Utilities	0.00	4.61	3.36	25.95	0.02	-0.17	-0.16
Consumer Services	3.52	11.94	8.36	19.87	-0.22	0.00	-0.22
Process Industries	1.28	22.68	2.58	33.24	-0.05	-0.22	-0.27
Consumer Durables	1.61	-9.34	5.07	14.49	-0.38	0.05	-0.33
Retail Trade	4.85	-0.23	9.02	20.52	-1.07	-0.14	-1.21
Total	**100.00**	**22.78**	**100.00**	**19.71**	**4.78**	**-1.71**	**3.07**

Source: FactSet Research Systems Note: Returns Are Estimated

VI. Small Cap Growth Portfolio Characteristics

Sit Small Cap Growth Fund primarily invests in stocks of small-and mid-sized companies. Such companies may be subject to more abrupt or erratic market movements than stocks of larger, more established companies.

Rotation of Major Industry Weights Over Time

Sit Small Cap Growth

PORTFOLIO WEIGHTINGS	12/02	12/03	12/04	03/05	06/05	09/05	12/05	03/06	06/06	09/06	12/06	03/07	06/07
NON-ENERGY MINERALS	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.8%	1.1%	1.8%	1.7%	1.8%	2.1%	2.2%
PRODUCER MANUFACTURING	6.7	5.0	6.4	7.8	7.2	7.4	6.9	8.9	9.4	7.9	7.9	9.2	10.1
ELECTRONIC TECHNOLOGY	10.7	25.2	16.1	13.6	11.5	10.3	11.1	12.4	12.0	13.2	14.2	13.7	13.2
CONSUMER DURABLES	2.4	1.8	2.5	2.9	2.3	2.0	1.1	1.3	1.5	1.4	1.3	1.1	1.5
ENERGY MINERALS	2.9	2.1	9.6	10.3	12.7	14.7	11.6	9.7	9.6	8.8	7.2	7.1	7.7
PROCESS INDUSTRIES	5.1	3.6	3.5	2.9	0.0	0.0	0.0	0.0	0.0	0.0	0.2	1.8	1.9
HEALTH TECHNOLOGY	13.6	12.8	14.5	12.5	14.5	14.4	14.9	14.5	13.5	16.1	19.2	16.2	16.2
CONSUMER NON-DURABLES	4.9	2.5	2.0	2.2	2.9	2.6	2.6	2.9	3.5	3.3	3.7	3.4	3.2
INDUSTRIAL SERVICES	1.9	3.0	3.8	4.3	4.7	7.3	7.2	8.9	11.4	9.8	9.8	7.9	8.5
COMMERCIAL SERVICES	4.4	2.2	3.4	3.1	3.1	1.5	1.4	1.1	1.0	0.8	1.1	2.2	2.1
TECHNOLOGY SERVICES	7.7	9.2	11.4	12.7	12.0	10.5	8.0	8.2	8.8	9.9	9.6	10.2	9.3
HEALTH SERVICES	7.8	4.7	2.0	2.2	2.8	3.6	4.9	4.3	4.6	6.1	7.0	7.2	6.7
CONSUMER SERVICES	6.7	2.7	1.5	2.2	1.7	2.1	2.4	2.7	3.6	1.8	1.6	1.1	1.1
RETAIL TRADE	7.4	5.8	6.3	5.2	6.5	5.6	6.8	6.7	3.5	2.8	2.2	3.2	4.2
TRANSPORTATION	2.1	2.1	4.6	5.1	4.3	3.9	4.0	3.6	2.7	2.8	1.9	1.3	0.9
UTILITIES	2.1	5.1	2.0	2.1	2.4	2.3	2.0	1.8	2.0	2.1	2.3	1.2	1.1
FINANCE	13.6	12.2	7.4	7.4	7.4	6.7	9.5	8.2	7.9	8.3	6.1	7.3	6.1
COMMUNICATIONS	0.0	0.0	3.0	3.5	4.3	5.1	4.8	4.0	3.2	3.2	3.1	4.1	4.1
	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%

RUSSELL 2000 GROWTH WEIGHTING	12/02	12/03	12/04	03/05	06/05	09/05	12/05	03/06	06/06	09/06	12/06	03/07	06/07
NON-ENERGY MINERALS	0.7%	0.8%	1.8%	2.1%	1.9%	2.3%	2.3%	2.8%	2.9%	2.2%	2.1%	2.2%	1.8%
PRODUCER MANUFACTURING	6.2	5.0	6.1	6.0	6.6	6.8	6.9	7.2	6.9	8.3	8.5	8.3	8.9
ELECTRONIC TECHNOLOGY	12.7	17.4	14.3	13.0	13.4	13.5	13.5	14.6	13.4	12.8	12.8	13.3	11.9
CONSUMER DURABLES	4.0	3.1	4.6	5.1	3.5	3.4	3.5	3.4	3.1	2.9	2.9	2.8	3.7
ENERGY MINERALS	2.7	1.8	2.3	2.9	2.7	3.6	3.2	3.2	3.8	3.0	3.0	3.0	3.0
PROCESS INDUSTRIES	3.3	2.5	2.9	3.0	2.2	1.9	2.0	2.1	2.1	2.8	2.7	2.8	2.4
HEALTH TECHNOLOGY	14.1	16.7	15.2	13.9	15.1	15.2	14.9	14.6	13.9	15.6	15.1	14.7	14.9
CONSUMER NON-DURABLES	2.5	2.1	2.0	2.2	2.7	2.3	2.4	2.4	2.6	3.1	3.3	3.5	3.1
INDUSTRIAL SERVICES	2.9	2.6	3.7	4.2	4.4	5.3	5.1	5.2	5.8	3.9	3.7	3.6	4.3
COMMERCIAL SERVICES	5.7	4.7	6.0	5.8	5.8	6.0	5.9	5.9	6.0	6.6	7.0	7.1	6.6
TECHNOLOGY SERVICES	9.4	11.8	11.1	11.0	9.3	9.2	9.5	9.1	8.9	9.5	9.4	9.2	9.1
HEALTH SERVICES	5.1	5.3	5.6	5.8	5.3	5.2	5.0	4.5	4.5	4.2	4.2	4.3	4.0
CONSUMER SERVICES	6.5	5.7	6.2	6.9	6.9	6.3	6.2	6.0	6.1	6.4	6.6	6.8	7.6
RETAIL TRADE	5.0	5.4	4.6	5.0	6.0	5.4	5.6	5.5	5.3	5.4	5.1	5.3	5.3
TRANSPORTATION	1.3	1.9	2.3	2.2	2.6	2.5	2.8	2.8	3.1	2.6	2.6	2.7	2.5
UTILITIES	1.0	0.3	0.1	0.1	0.1	0.1	0.1	0.1	0.1	0.1	0.2	0.2	0.4
FINANCE	15.6	11.4	10.1	9.8	10.5	10.1	10.2	9.7	10.1	9.5	9.4	9.0	8.9
COMMUNICATIONS	1.3	1.5	1.0	1.0	1.0	1.0	1.0	1.0	1.1	1.1	1.4	1.3	1.7
	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%

Please refer to the general disclosure cited on the title page. Please refer to the performance data disclosure cited on the Small Cap Growth title page.

Industry Sector Portfolio Evaluation

Sit Small Cap Growth

June 30, 2007

NON-ENERGY MINERALS	$000	% EQUITY
RTI INTL METALS INC	1,899	1.8
HAYNES INTERNATIONAL INC	431	0.4
		2.2

PRODUCER MANUFACTURING	$000	% EQUITY
ANIXTER INTL INC	1,767	1.7
KAYDON CORP	1,556	1.5
ROPER INDS INC NEW	1,519	1.5
AMETEK INC	1,406	1.3
IDEX CORP	1,283	1.2
JOY GLOBAL INC	1,046	1.0
TELEDYNE TECHNOLOGIES INC	841	0.8
ASTEC INDUSTRIES INC	798	0.8
AMPCO-PITTSBURGH CORP	313	0.3
		10.1

ELECTRONIC TECHNOLOGY	$000	% EQUITY
COMMSCOPE INC	2,602	2.5
ARRIS GROUP INC	2,019	1.9
MICROS SYSTEMS INC	1,463	1.4
TRIMBLE NAVIGATION LTD	1,162	1.1
VARIAN SEMICONDUCTOR EQUIPMT	1,010	1.0
SONUS NETWORKS INC	961	0.9
INTERSIL CORP	917	0.9
SILICON LABORATORIES INC	865	0.8
MICROSEMI CORP	774	0.7
FAIRCHILD SEMICONDUCTOR INTL	581	0.6
VIASAT INC	472	0.5
XYRATEX LTD	462	0.4
RADYNE COMSTREAM INC	314	0.3
SILICON MOTION TECH-ADR	142	0.1
		13.2

CONSUMER DURABLES	$000	% EQUITY
SCIENTIFIC GAMES CORP	1,104	1.1
THQ INC	461	0.4
		1.5

ENERGY MINERALS	$000	% EQUITY
FRONTIER OIL CORP	3,322	3.2
ARENA RESOURCES INC	2,444	2.3
SOUTHWESTERN ENERGY CO	2,296	2.2
		7.7

PROCESS INDUSTRIES	$000	% EQUITY
UAP HLDG CORP	1,188	1.1
LANDEC CORP	789	0.8
		1.9

HEALTH TECHNOLOGY	$000	% EQUITY
CELGENE CORP	1,771	1.7
INTUITIVE SURGICAL INC	1,749	1.7
KYPHON INC	1,743	1.7
NUVASIVE INC	1,712	1.7
AMYLIN PHARMACEUTICALS INC	1,478	1.4
CRYOLIFE INC	1,348	1.3
SURMODICS INC	1,335	1.3
LIFECELL CORP	944	0.9
PERKINELMER INC	912	0.9
CV THERAPEUTICS INC	782	0.7
RESMED INC	763	0.7
ACCURAY INC	665	0.6
IMMUCOR INC	618	0.6
PALOMAR MED TECHNOLOGIES INC	587	0.6
THORATEC CORP	438	0.4
		16.2

CONSUMER NON-DURABLES	$000	% EQUITY
COACH INC	2,047	2.0
HANSEN NATURAL CORP	1,289	1.2
		3.2

INDUSTRIAL SERVICES	$000	% EQUITY
CHICAGO BRIDGE & IRON CO	1,510	1.4
MCDERMOTT INTL INC	1,509	1.4
URS CORP	1,457	1.4
CORE LABORATORIES N V	1,363	1.3
FLOTEK INDUSTRIES INC	1,163	1.1
LUFKIN INDUSTRIES INC	1,097	1.1
STERLING CONSTRUCTION CO INC	721	0.7
		8.5

COMMERCIAL SERVICES	$000	% EQUITY
FACTSET RESEARCH SYSTEMS INC	1,032	1.0
GETTY IMAGES INC	760	0.7
AEGEAN MARINE PETROLEUM N	409	0.4
		2.1

TECHNOLOGY SERVICES	$000	% EQUITY
CITRIX SYSTEMS INC	1,606	1.5
ANSYS INC	1,569	1.5
INFORMATICA CORP	1,522	1.5
J2 GLOBAL COMMUNICATIONS INC	1,333	1.3
ULTIMATE SOFTWARE GROUP INC	1,024	1.0
BUSINESS OBJECTS SA ADR	753	0.7
QUEST SOFTWARE INC	628	0.6
SAVVIS INC	510	0.5
SYNTEL INC	474	0.5
VALUECLICK INC	268	0.3
		9.3

HEALTH SERVICES	$000	% EQUITY
COVANCE INC	1,248	1.2
STERICYCLE INC	1,125	1.1
PSYCHIATRIC SOLUTIONS INC	1,106	1.1
HEALTHWAYS INC	1,085	1.0
VCA ANTECH INC	1,063	1.0
ALLSCRIPTS HEALTHCARE SOLTNS	719	0.7
RADIATION THERAPY SVCS IN	656	0.6
		6.7

CONSUMER SERVICES	$000	% EQUITY
LIFE TIME FITNESS INC	1,102	1.1
		1.1

RETAIL TRADE	$000	% EQUITY
JOS A BANK CLOTHIERS INC	1,360	1.3
GAMESTOP CORP NEW	1,239	1.2
DSW INC	895	0.9
MENS WEARHOUSE INC	853	0.8
		4.2

TRANSPORTATION	$000	% EQUITY
UTI WORLDWIDE INC	970	0.9
		0.9

UTILITIES	$000	% EQUITY
EQUITABLE RESOURCES INC	1,175	1.1
		1.1

FINANCE	$000	% EQUITY
AFFILIATED MANAGERS GRP INC	2,546	2.4
ASPEN INSURANCE HOLDINGS LTD	1,064	1.0
NATIONAL FINANCIAL PRTNRS CP	991	0.9
NAVIGATORS GROUP INC	776	0.7
BOSTON PRIVATE FINL HLDGS	578	0.6
COWEN GROUP INC	437	0.4
		6.1

COMMUNICATIONS	$000	% EQUITY
SBA COMMUNICATIONS CORP	2,104	2.0
NII HOLDINGS INC	1,203	1.2
TIME WARNER TELECOM INC	939	0.9
		4.1

Please refer to the general disclosure cited on the title page. Please refer to the performance data disclosure cited on the Small Cap Growth title page.

Portfolio Market Capitalization Summary

Sit Small Cap Growth

June 30, 2007

ISSUE DESCRIPTION	SHARES	COST	LAST	%EQ	MKT CAP
CELGENE CORP	30,500	10.078	57.330	1.7	23,779
COACH INC	43,200	5.188	47.390	3.0	17,588
NII HOLDINGS INC	14,500	21.188	80.740	1.3	13,209
MCDERMOTT INTL INC	18,150	31.388	83.120	1.4	9,249
SOUTHWESTERN ENERGY CO	51,800	19.431	44.500	3.3	7,558
JOY GLOBAL INC	17,925	13.318	58.330	1.0	6,331
GAMESTOP CORP NEW	31,700	28.574	39.100	1.3	6,191
CITRIX SYSTEMS INC	47,200	24.555	33.670	1.5	6,080
EQUITABLE RESOURCES INC	33,700	23.415	49.560	1.1	6,037
AMYLIN PHARMACEUTICALS INC	35,500	31.058	41.160	1.4	5,415
INTUITIVE SURGICAL INC	12,800	88.558	138.770	1.7	5,189
ROPER INDS INC NEW	31,800	24.000	57.100	1.5	5,041
FRONTIER OIL CORP	73,500	4.511	43.770	3.3	4,883
COVANCE INC	18,200	48.377	68.560	1.3	4,357
INTERSIL CORP	29,110	19.147	31.460	0.9	4,253
AMETEK INC	35,435	27.551	39.680	1.1	4,215
STERICYCLE INC	35,300	11.801	44.460	1.1	3,901
HANSEN NATURAL CORP	30,000	17.597	42.980	1.3	3,871
TRIMBLE NAVIGATION LTD	31,100	15.988	32.200	1.1	3,841
AFFILIATED MANAGERS GRP INC	19,775	88.543	128.760	3.4	3,881
BUSINESS OBJECTS S A ADR	19,400	31.998	38.840	0.7	3,808
COMMSCOPE INC	44,800	28.925	58.350	3.5	3,573
CHICAGO BRIDGE & IRON CO	40,000	15.143	37.740	1.4	3,418
SBA COMMUNICATIONS CORP	12,850	18.388	33.590	3.0	3,453
FACTSET RESEARCH SYSTEMS INC	15,100	33.050	68.350	1.0	3,319
SCIENTIFIC GAMES CORP	31,800	24.333	34.950	1.1	3,234
RESMED INC	18,500	38.518	41.310	0.7	3,213
VCA ANTECH INC	38,200	32.314	37.690	1.0	3,118
VARIAN SEMICONDUCTOR EQUIPMT	35,200	11.557	40.060	1.0	3,149
IDEX CORP	33,300	25.558	38.540	1.3	3,137
PERKINELMER INC	35,000	22.313	26.060	0.9	3,131
VALUECLICK INC	9,100	29.111	29.460	0.3	2,941
TIME WARNER TELECOM INC	41,700	21.333	20.100	0.9	2,909
GETTY IMAGES INC	15,500	57.358	47.810	0.7	2,883
ANIXTER INTL INC	23,500	57.389	75.210	1.7	2,775
MENS WEARHOUSE INC	11,800	43.888	51.070	0.8	2,747
UTI WORLDWIDE INC	33,200	13.058	26.790	0.9	2,653
SAVVIS INC	10,300	50.359	49.510	0.5	2,610
URS CORP	30,000	43.904	48.550	1.4	2,574
ASPEN INSURANCE HOLDINGS LTD	37,500	31.011	28.070	1.0	2,474
CORE LABORATORIES N V	13,400	24.171	101.690	1.3	2,431
FAIRCHILD SEMICONDUCTOR INTL	30,050	18.774	19.320	0.3	2,381
MICROS SYSTEMS INC	31,500	50.774	54.400	1.4	2,204
KYPHON INC	33,200	41.330	48.150	1.7	2,194
SONUS NETWORKS INC	112,800	7.123	8.520	0.9	2,151
ANSYS INC	59,200	24.811	26.500	1.5	2,054
THQ INC	15,100	34.949	30.520	0.4	2,043
LIFE TIME FITNESS INC	20,700	37.198	53.230	1.1	1,974
PSYCHIATRIC SOLUTIONS INC	30,500	39.888	36.310	1.1	1,959
IMMUCOR INC	23,100	37.878	27.970	0.3	1,935
ARRIS GROUP INC	114,800	13.014	17.590	1.9	1,918
SILICON LABORATORIES INC	25,000	34.551	34.610	0.8	1,895
MICROSEMI CORP	33,300	24.147	23.950	0.7	1,887
NATIONAL FINANCIAL PRTNRS CP	21,400	39.468	46.310	0.9	1,744
RTI INTL METALS INC	25,300	10.111	75.370	1.8	1,738
J2 GLOBAL COMMUNICATIONS INC	38,200	33.515	34.900	1.3	1,723
HEALTHWAYS INC	23,500	48.801	47.370	1.0	1,681
QUEST SOFTWARE INC	88,800	14.537	16.190	0.3	1,644
TELEDYNE TECHNOLOGIES INC	18,300	39.307	45.950	0.8	1,601
UAP HLDG CORP	39,400	24.409	30.140	1.1	1,551
KAYDON CORP	29,800	38.301	52.120	1.5	1,474
ALLSCRIPTS HEALTHCARE SOLTNS	28,200	23.501	25.480	0.7	1,410
INFORMATICA CORP	103,050	8.188	14.770	1.5	1,280
SYNTEL INC	15,800	39.038	30.390	0.5	1,250
ACCURAY INC	30,000	23.858	22.180	0.3	1,193
LIFECELL CORP	30,500	27.741	30.540	0.9	1,035
BOSTON PRIVATE FINL HLDGS	21,500	29.825	26.870	0.3	995
HAYNES INTERNATIONAL INC	5,100	70.531	84.430	0.4	984
THORATEC CORP	23,800	19.340	18.390	0.4	978
LUFKIN INDUSTRIES INC	17,000	59.184	64.550	1.1	971
ARENA RESOURCES INC	43,050	38.728	58.110	3.3	971
VIASAT INC	14,700	32.743	32.100	0.5	955
NUVASIVE INC	13,400	11.980	27.010	1.1	953
ASTEC INDUSTRIES INC	18,500	33.410	42.220	0.8	934
NAVIGATORS GROUP INC	14,400	43.588	53.900	0.7	905
SURMODICS INC	21,891	37.500	50.000	1.3	888
AEGEAN MARINE PETROLEUM N	21,500	14.588	19.030	0.4	881
CV THERAPEUTICS INC	59,200	23.559	13.210	0.7	784
SILICON MOTION TECH-ADR	3,700	24.917	24.830	0.1	758
JOS A BANK CLOTHIERS INC	32,800	39.188	41.470	1.3	750
ULTIMATE SOFTWARE GROUP INC	35,400	23.529	28.930	1.0	714
XYRATEX LTD	20,800	22.134	22.230	0.4	645
PALOMAR MEDICAL TECHNOLOGIES INC	11,500	41.349	34.710	0.3	631
RADIATION THERAPY SVCS IN	24,500	30.133	26.340	0.3	608
DSW INC	25,700	39.178	34.820	0.9	511
FLOTEK INDUSTRIES INC	19,400	17.917	59.950	1.1	544
AMPCO-PITTSBURGH CORP	7,800	38.335	40.090	0.3	397
LANDEC CORP	58,500	13.513	13.400	0.8	343
CRYOLIFE INC	103,150	4.749	13.010	1.3	337
COWEN GROUP INC	24,400	17.188	17.910	0.4	280
STERLING CONSTRUCTION CO INC	34,100	20.425	21.150	0.7	233
RADYNE COMSTREAM INC	29,400	13.474	10.670	0.3	191

WEIGHTED AVERAGE:	3,553
UNWEIGHTED AVERAGE:	2,917
MEDIAN:	2,048

Top 25 Holdings
Sit Small Cap Growth
June 30, 2007

Security	Sector	Market Value (000)	% of Equity	IBES LT Growth	C2008 P/E Ratio
FRONTIER OIL CORP	ENERGY MINERALS	$3,322	3.2%	6.2%	13 x
COMMSCOPE INC	ELECTRONIC TECHNOLOGY	2,602	2.5%	15.0%	20 x
AFFILIATED MANAGERS GRP INC	FINANCE	2,546	2.4%	13.3%	16 x
ARENA RESOURCES INC	ENERGY MINERALS	2,444	2.3%	N/A	16 x
SOUTHWESTERN ENERGY CO	ENERGY MINERALS	2,296	2.2%	28.0%	24 x
SBA COMMUNICATIONS CORP	COMMUNICATIONS	2,104	2.0%	13.0%	N/A
COACH INC	CONSUMER NON-DURABLES	2,047	2.0%	20.4%	21 x
ARRIS GROUP INC	ELECTRONIC TECHNOLOGY	2,019	1.9%	16.0%	17 x
RTI INTL METALS INC	NON ENERGY MINERALS	1,899	1.8%	22.0%	14 x
CELGENE CORP	HEALTH TECHNOLOGY	1,771	1.7%	48.3%	35 x
ANIXTER INTL INC	PRODUCER MANUFACTURING	1,767	1.7%	14.8%	13 x
INTUITIVE SURGICAL INC	HEALTH TECHNOLOGY	1,749	1.7%	41.2%	36 x
KYPHON INC	HEALTH TECHNOLOGY	1,743	1.7%	33.3%	28 x
NUVASIVE INC	HEALTH TECHNOLOGY	1,712	1.6%	31.3%	165 x
CITRIX SYSTEMS INC	TECHNOLOGY SERVICES	1,606	1.5%	14.9%	19 x
ANSYS INC	TECHNOLOGY SERVICES	1,569	1.5%	18.0%	22 x
KAYDON CORP	PRODUCER MANUFACTURING	1,556	1.5%	14.3%	19 x
INFORMATICA CORP	TECHNOLOGY SERVICES	1,522	1.5%	17.0%	21 x
ROPER INDS INC NEW	PRODUCER MANUFACTURING	1,519	1.5%	13.8%	19 x
CHICAGO BRIDGE & IRON CO	INDUSTRIAL SERVICES	1,510	1.4%	19.3%	19 x
MCDERMOTT INTL INC	INDUSTRIAL SERVICES	1,509	1.4%	16.0%	18 x
AMYLIN PHARMACEUTICALS INC	HEALTH TECHNOLOGY	1,478	1.4%	N/A	N/A
MICROS SYSTEMS INC	ELECTRONIC TECHNOLOGY	1,463	1.4%	18.8%	20 x
URS CORP	INDUSTRIAL SERVICES	1,457	1.4%	13.7%	17 x
AMETEK INC	PRODUCER MANUFACTURING	1,406	1.3%	14.8%	17 x
	TOTAL		44.5		

Number of Equity Holdings = 86

NM= non-meaningful, N/A=not applicable

Sit Investment Associates
Sit Mutual Funds

Please refer to the general disclosure cited on the title page. Please refer to the performance data disclosure cited on the Small Cap Growth title page.

Sit Small Cap Growth Fund

Performance Attribution
SCG103 vs. Russell 2000 Growth - Ex [Cash], Ex [Money Market Fund], Ex [Unassigned]
6/30/2006 to 6/29/2007
U.S. Dollar

	Portfolio		Benchmark		Attribution Analysis		
Sector	Average Weight	Total Return	Average Weight	Total Return	Selection & Interaction	Allocation Effect	Total Effect
Industrial Services	9.30	49.37	3.53	25.93	1.83	0.16	1.99
Electronic Technology	13.34	29.64	12.96	18.63	1.34	0.07	1.41
Finance	7.19	21.83	9.24	6.36	1.04	0.27	1.31
Health Technology	16.77	17.88	15.18	11.23	1.10	-0.18	0.92
Utilities	1.68	51.03	0.37	20.19	0.48	0.12	0.60
Communications	3.49	28.72	1.28	13.81	0.56	-0.03	0.53
Retail Trade	3.01	15.24	5.16	13.20	0.31	0.09	0.40
Producer Manufacturing	8.84	26.63	8.48	22.06	0.28	0.10	0.38
Transportation	1.86	-4.74	2.72	-4.43	0.14	0.18	0.33
Health Services	6.29	17.27	4.14	12.81	0.22	-0.16	0.06
Process Industries	0.85	-19.96	2.51	19.26	0.07	-0.01	0.06
Consumer Services	1.57	11.76	6.64	17.15	-0.01	0.01	-0.01
Consumer Non-Durables	3.46	19.10	3.25	32.65	-0.37	0.09	-0.28
Energy Minerals	8.29	17.95	3.19	0.87	0.97	-1.30	-0.33
Commercial Services	1.34	-18.06	6.20	17.90	-0.32	-0.04	-0.35
Non-Energy Minerals	1.75	20.07	2.40	43.78	-0.41	-0.09	-0.51
Consumer Durables	1.35	-8.08	2.86	23.29	-0.46	-0.06	-0.52
Technology Services	9.62	12.02	9.84	28.39	-1.48	-0.03	-1.51
Total	**100.00**	**21.38**	**100.00**	**16.82**	**5.29**	**-0.73**	**4.56**

Source: FactSet Research Systems Note: Returns Are Estimated

Please refer to the general disclosure cited on the title page. Please refer to the performance data disclosure cited on the Small Cap Growth title page.

VII. Dividend Growth Portfolio Characteristics

Sit Dividend Growth Fund Structure / Characteristics

The following market environment information is a combination of outside research sources and the collective opinions of SIA analysts. This information is presented only as of the date indicated and is subject to change without notice with subsequent market events or other reasons.

- Dividend yield (gross) approximately 100 bps higher than S&P 500
- Forecasted beta of 0. 85 (provided by Northfield Information Systems)
- Below average portfolio turnover
- EPS growth rates similar to S&P 500, with lower valuations
- Above average "stability" (balance sheets, earnings, cash flow)
- Sector weights differ materially from S&P and Russell Style indices (both growth and value)
- Over 50% of holdings in SIA growth portfolios
- 96% of portfolio invested in common equities; the remainder is in REITs, LPs and Trusts
- ADR's account for 11.0% of the portfolio
- Equal proportion of dividend growth companies and higher yielding securities

Sit Dividend Growth: Balancing Income, Capital Appreciation Potential

June 30, 2007

Yield-Oriented

Ticker	Company Name	% of Total Equity	Div Yield	Div Payout Ratio	Long Term EPS Growth
AB	ALLIANCEBERNSTEIN HOLDING LP	2.1%	4.1%	95%	11%
AMB	AMB PROPERTY CORP	0.8%	3.9%	95%	8%
AHL	ASPEN INSURANCE HOLDINGS LTD	0.8%	2.7%	13%	10%
T	AT&T INC	2.0%	3.9%	69%	7%
CTR	CATO CORP -CL A	0.6%	2.8%	39%	10%
CVX	CHEVRON CORP	1.6%	2.9%	26%	5%
C	CITIGROUP INC	2.4%	4.1%	49%	10%
CL	COLGATE-PALMOLIVE CO	1.2%	2.1%	46%	11%
CMP	COMPASS MINERALS INTL INC	0.7%	3.9%	78%	8%
DEO	DIAGEO PLC -ADR	1.4%	2.8%	51%	11%
DD	DUPONT (E I) DE NEMOURS	1.0%	2.9%	42%	7%
EN	ENEL SPA - ADR	0.7%	4.3%	95%	8%
EQT	EQUITABLE RESOURCES INC	1.2%	1.7%	53%	10%
EXC	EXELON CORP	1.2%	2.3%	60%	10%
GE	GENERAL ELECTRIC CO	3.7%	2.8%	53%	11%
GIS	GENERAL MILLS INC	1.0%	2.6%	44%	8%
GSK	GLAXOSMITHKLINE PLC - ADR	0.8%	3.6%	49%	6%
HGT	HUGOTON ROYALTY TRUST	0.9%	5.7%	100%	N/A
IPCR	IPC HOLDINGS LTD	0.6%	2.2%	12%	11%
JNJ	JOHNSON & JOHNSON	2.0%	2.6%	43%	8%
JPM	JPMORGAN CHASE & CO	2.0%	3.0%	31%	10%
KYN	KAYNE ANDERSON MLP INVST CO	1.9%	5.7%	100%	6%
KMB	KIMBERLY-CLARK CORP	1.0%	3.2%	56%	7%
LLY	LILLY (ELI) & CO	1.0%	3.0%	77%	8%
LNC	LINCOLN NATIONAL CORP	1.6%	2.3%	29%	10%
MIC	MACQUARIE INFRASTRUCT CO LLC	1.0%	5.7%	100%	7%
MRO	MARATHON OIL CORP	2.4%	1.9%	12%	7%
PBI	PITNEY BOWES INC	1.0%	2.8%	50%	11%
RPM	RPM INTERNATIONAL INC	0.5%	3.0%	62%	10%
SFL	SHIP FINANCE INTL LTD	0.5%	6.7%	77%	7%
SO	SOUTHERN CO	0.7%	4.6%	71%	5%
PCU	SOUTHERN COPPER CORP	0.7%	5.4%	76%	10%
TOT	TOTAL SA -ADR	2.5%	2.4%	36%	7%
TNP	TSAKOS ENERGY NAVIGATION LTD	0.6%	3.7%	26%	10%
USB	US BANCORP	0.7%	4.8%	58%	8%
UAPH	UAP HOLDING CORP	1.0%	2.9%	87%	10%
VFC	VF CORP	0.7%	2.3%	44%	10%
WFC	WELLS FARGO & CO	2.2%	3.2%	43%	10%
	Total	49%			
	Median		3.0%	52%	10%

Growth-Oriented

Ticker	Company Name	% of Total Equity	Div Yield	Div Payout Ratio	Long Term EPS Growth
ABB	ABB LTD -ADR	0.6%	0.7%	24%	12%
ABT	ABBOTT LABORATORIES	1.5%	2.4%	33%	11%
ACN	ACCENTURE LTD	1.1%	0.8%	17%	13%
ACE	ACE LTD	1.6%	1.7%	13%	13%
APD	AIR PRODUCTS & CHEMICALS INC	0.9%	1.8%	38%	11%
ADI	ANALOG DEVICES	0.8%	1.8%	42%	18%
ADP	AUTOMATIC DATA PROCESSING	1.0%	1.9%	44%	15%
BCR	BARD (C.R.) INC	1.0%	0.7%	20%	14%
BDX	BECTON DICKINSON & CO	1.7%	1.3%	31%	13%
BBY	BEST BUY CO INC	0.9%	1.1%	11%	15%
BNI	BURLINGTON NORTHERN SANTA FE	0.7%	1.1%	20%	15%
CHRW	C H ROBINSON WORLDWIDE INC	0.9%	1.4%	41%	16%
CHRW	C H ROBINSON WORLDWIDE INC	0.9%	1.4%	41%	16%
CRS	CARPENTER TECHNOLOGY CORP	0.8%	0.8%	11%	13%
COST	COSTCO WHOLESALE CORP	0.7%	0.9%	23%	13%
DE	DEERE & CO	1.9%	1.3%	25%	10%
DO	DIAMOND OFFSHIRE DRILLING INC	1.0%	0.9%	75%	28%
EMR	EMERSON ELECTRIC CO	1.9%	2.1%	42%	12%
BEN	FRANKLIN RESOURCES INC	0.8%	0.4%	9%	16%
GD	GENERAL DYNAMICS CORP	1.3%	1.9%	23%	11%
GVA	GRANITE CONSTRUCTION INC	0.4%	0.9%	21%	11%
HAL	HALLIBURTON CO	1.0%	1.0%	14%	18%
HPQ	HEWLETT-PACKARD CO	1.0%	0.7%	14%	14%
HON	HONEYWELL INTERNATIONAL INC	0.9%	1.7%	36%	12%
IBM	INTL BUSINESS MACHINES CORP	0.8%	1.9%	21%	11%
ITT	ITT CORP	0.8%	0.8%	17%	13%
LUFK	LUFKIN INDUSTRIES INC	0.8%	1.3%	15%	19%
MHP	MCGRAW-HILL COMPANIES	1.4%	1.3%	29%	13%
MCK	MCKESSON CORP	1.1%	0.4%	7%	15%
MEL	MELLON FINANCIAL CORP	1.6%	2.0%	37%	12%
MSFT	MICROSOFT CORP	1.3%	1.3%	28%	11%
NOK	NOKIA CORP -ADR	0.8%	1.4%	41%	11%
JWN	NORDSTROM INC	0.8%	1.1%	18%	13%
NTRS	NORTHERN TRUST CORP	1.0%	1.9%	31%	12%
NVS	NOVARTIS AG -ADR	1.4%	1.7%	37%	14%
OXY	OCCIDENTAL PETROLEUM CORP	1.3%	1.4%	17%	8%
OMI	OWENS & MINOR INC	0.8%	1.9%	60%	16%
PEP	PEPSICO INC	1.3%	2.2%	37%	11%
PKI	PERKINELMER INC	0.8%	1.0%	31%	14%
PG	PROCTER & GAMBLE CO	2.1%	2.2%	41%	11%
QCOM	QUALCOMM INC	0.8%	1.2%	32%	20%
SYNT	SYNTEL INC	0.6%	0.7%	18%	19%
UBS	UBS AG	1.3%	3.0%	37%	14%
UPS	UNITED PARCEL SERVICE INC	0.7%	2.2%	42%	12%
UTX	UNITED TECHNOLOGIES CORP	2.2%	1.7%	27%	11%
WYE	WYETH	1.6%	1.8%	32%	11%
	Total	51%			
	Median		1.4%	28%	13%

Please refer to the general disclosure cited on the title page. Please refer to the performance data disclosure cited on the Dividend Growth title page.

Rotation of Major Industry Weights Over Time

Sit Dividend Growth

PORTFOLIO WEIGHTINGS	12/04	03/05	06/05	09/05	12/05	03/06	06/06	09/06	12/06	03/07	06/07
NON-ENERGY MINERALS	0.0	0.0	0.5	1.0	1.3	1.7	1.4	1.2	1.0	1.3	1.5
PRODUCER MANUFACTURING	13.9	16.9	14.7	16.2	15.6	14.8	14.8	13.5	12.7	12.3	13.5
ELECTRONIC TECHNOLOGY	4.2	4.8	4.5	4.7	4.8	4.2	3.7	3.7	3.6	4.6	4.2
CONSUMER DURABLES	3.4	3.0	0.9	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
ENERGY MINERALS	10.3	10.7	10.1	10.8	9.4	9.3	9.5	8.9	8.9	8.9	9.2
PROCESS INDUSTRIES	6.7	6.8	5.4	4.8	4.8	3.7	2.9	1.8	4.0	4.8	4.1
HEALTH TECHNOLOGY	9.8	9.0	10.7	11.6	11.9	11.7	11.8	13.5	11.9	11.8	12.0
CONSUMER NON-DURABLES	10.1	9.4	10.0	9.2	9.5	9.2	9.6	9.8	9.1	8.9	9.2
INDUSTRIAL SERVICES	6.4	4.8	6.5	3.8	4.0	4.3	4.8	4.2	3.7	3.6	3.2
COMMERCIAL SERVICES	1.4	1.6	1.7	1.7	1.5	2.4	2.8	2.8	2.9	2.7	2.5
TECHNOLOGY SERVICES	0.0	0.0	0.0	1.3	2.5	3.3	3.7	4.0	4.7	4.5	4.5
HEALTH SERVICES	0.0	1.3	1.0	0.5	0.8	0.8	0.7	1.7	2.0	1.8	1.8
CONSUMER SERVICES	1.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
RETAIL TRADE	3.1	4.1	4.2	3.6	3.7	3.6	2.8	3.8	3.5	3.3	3.2
TRANSPORTATION	4.0	3.2	3.9	3.5	3.2	3.0	2.8	2.5	2.7	2.8	2.9
UTILITIES	4.5	3.6	4.2	4.7	4.3	3.9	3.4	3.6	4.1	3.9	3.8
FINANCE	18.9	16.8	17.4	18.9	20.1	21.7	22.9	22.0	23.8	22.9	22.4
COMMUNICATIONS	2.3	4.1	4.4	3.7	2.8	2.5	2.5	3.2	1.7	2.0	2.0
	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%

S&P 500 WEIGHTING	12/04	03/05	06/05	09/05	12/05	03/06	06/06	09/06	12/06	03/07	06/07
NON-ENERGY MINERALS	1.1	1.1	1.0	1.1	1.2	1.2	1.2	1.1	1.2	1.3	1.2
PRODUCER MANUFACTURING	9.2	9.3	8.9	8.7	8.9	8.9	8.9	8.6	8.5	8.6	10.3
ELECTRONIC TECHNOLOGY	9.9	9.5	9.7	10.0	9.9	9.9	9.1	9.4	9.3	8.8	9.4
CONSUMER DURABLES	1.8	1.7	1.7	1.7	1.6	1.7	1.5	1.5	1.5	1.5	1.5
ENERGY MINERALS	5.9	7.3	7.3	8.2	7.4	7.5	7.8	7.4	7.8	8.0	8.3
PROCESS INDUSTRIES	2.3	2.4	2.2	2.0	2.1	2.2	2.2	2.2	2.2	2.3	2.2
HEALTH TECHNOLOGY	10.4	10.3	10.6	10.2	10.1	9.9	9.5	10.0	9.5	9.5	9.4
CONSUMER NON-DURABLES	7.7	7.9	7.6	7.8	7.5	7.1	7.3	7.4	7.3	7.4	7.1
INDUSTRIAL SERVICES	1.4	1.6	1.8	2.1	2.2	2.5	2.6	2.2	2.3	2.4	2.6
COMMERCIAL SERVICES	1.2	1.2	1.1	1.1	1.2	1.3	1.2	1.2	1.3	1.2	1.2
TECHNOLOGY SERVICES	5.9	5.4	5.2	5.1	4.9	4.8	5.2	5.3	5.5	5.4	5.4
HEALTH SERVICES	2.3	2.5	2.8	2.9	3.1	3.1	2.8	2.8	2.5	2.6	2.2
CONSUMER SERVICES	5.2	5.5	5.2	5.0	4.8	4.7	5.0	4.7	4.9	5.0	4.7
RETAIL TRADE	7.1	6.9	6.6	6.1	6.0	6.0	5.9	5.6	5.4	5.6	5.5
TRANSPORTATION	1.8	1.7	1.5	1.6	1.8	1.9	2.0	1.7	1.7	1.7	1.7
UTILITIES	3.0	3.1	3.4	3.6	3.3	3.2	3.4	3.4	3.5	3.7	3.4
FINANCE	20.5	19.6	20.2	19.6	21.0	20.8	21.2	21.9	22.1	21.3	20.2
COMMUNICATIONS	3.3	3.1	3.2	3.1	3.0	3.3	3.3	3.5	3.5	3.7	3.7
	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%

Please refer to the general disclosure cited on the title page. Please refer to the performance data disclosure cited on the Dividend Growth title page.

Sit Dividend Growth Fund Strategy vs. Benchmarks

Data as of June 30, 2007

SIA Domestic Growth Equity Weighting Strategies Vs. Benchmarks

Data as of June 30, 2007

ECONOMIC SECTOR	Large Cap Growth Strategy % IBES LTGR	Large Cap Growth Strategy S&P500 Weight	Large Cap Growth Strategy SIA Weight +/-	Mid Cap Growth Strategy % IBES LTGR	Mid Cap Growth Strategy S&P Midcap Weight	Mid Cap Growth Strategy SIA Weight +/-	Small Cap Growth Strategy % IBES LTGR	Small Cap Growth Strategy Russell 2000 Weight	Small Cap Growth Strategy SIA Weight +/-
Non-Energy Mineral	7.3	1.2	0	6.0	2.2	0	12.0	2.2	0
Producer Manufacturing	12.5	10.3	0	12.3	10.9	-	15.0	7.7	+
Electronic Technology	16.1	9.4	+	14.9	7.4	+	18.0	9.9	+
Consumer Durables	10.3	1.5	-	10.0	3.4	-	13.8	3.7	-
Energy Minerals	9.5	8.3	0	10.8	5.0	+	19.0	2.7	++
Process Industries	10.9	2.2	0	12.0	4.2	-	10.0	3.6	-
Health Technology	13.5	9.4	+	19.2	6.4	++	23.8	8.7	++
Consumer Non-Durables	9.8	7.1	-	12.5	2.7	+	13.4	3.4	0
Industrial Services	18.9	2.6	+	19.7	5.0	+	15.4	3.8	++
Commercial Services	12.3	1.2	-	14.9	4.1	-	17.0	5.3	-
Technology Services	13.9	5.4	++	15.7	5.8	++	19.6	6.8	+
Health Services	14.9	2.2	0	15.1	5.1	-	17.5	3.0	+
Consumer Services	12.8	4.7	0	14.3	4.4	-	15.0	6.1	–
Retail Trade	13.7	5.5	0	15.4	7.5	–	15.0	4.8	0
Transportation	14.5	1.7	0	10.7	2.1	0	14.7	2.4	-
Utilities	6.8	3.4	-	6.3	7.4	–	6.3	2.7	-
Finance	10.4	20.2	--	10.0	15.9	–	10.0	21.2	–
Communications	6.8	3.7	+	11.6	0.7	++	14.8	1.7	+
BENCHMARK AVG/TOTAL	12.1	100.0		12.7	100.0		15.0	100.0	

Industry Sector Portfolio Evaluation

Sit Dividend Growth

June 30, 2007

NON-ENERGY MINERALS	$000	% EQUITY
CARPENTER TECHNOLOGY CORP	300	0.8
SOUTHERN COPPER CORP	283	0.7
		1.5

PRODUCER MANUFACTURING	$000	% EQUITY
GENERAL ELECTRIC CO	1,474	3.7
UNITED TECHNOLOGIES CORP	858	2.2
EMERSON ELECTRIC CO	772	1.9
GENERAL DYNAMICS CORP	720	1.8
DEERE & CO	592	1.5
HONEYWELL INTERNATIONAL INC	338	0.9
ITT CORPORATION	328	0.8
ABB LTD - ADR	258	0.6
		13.5

ELECTRONIC TECHNOLOGY	$000	% EQUITY
HEWLETT-PACKARD CO	406	1.0
QUALCOMM INC	334	0.8
ANALOG DEVICES	316	0.8
INTL BUSINESS MACHINES CORP	316	0.8
NOKIA CORP ADR	309	0.8
		4.2

ENERGY MINERALS	$000	% EQUITY
TOTAL S A ADR	1,004	2.5
MARATHON OIL CORP	953	2.4
OCCIDENTAL PETROLEUM CORP	729	1.8
CHEVRON CORP NEW	640	1.6
HUGOTON ROYALTY TRUST	341	0.9
		9.2

PROCESS INDUSTRIES	$000	% EQUITY
DU PONT E I DE NEMOURS &	412	1.0
UAP HLDG CORP	380	1.0
AIR PRODUCTS & CHEMICALS INC	370	0.9
COMPASS MINERALS INTL INC	288	0.7
RPM INTERNATIONAL INC	185	0.5
		4.1

HEALTH TECHNOLOGY	$000	% EQUITY
JOHNSON & JOHNSON	807	2.0
BECTON DICKINSON & CO	685	1.7
WYETH	625	1.6
ABBOTT LABORATORIES	610	1.5
NOVARTIS A G ADR	572	1.4
BARD C R INC	397	1.0
LILLY ELI & CO	388	1.0
PERKINELMER INC	334	0.8
GLAXOSMITHKLINE ADR	330	0.8
		12.0

CONSUMER NON-DURABLES	$000	% EQUITY
PROCTER & GAMBLE CO	832	2.1
PEPSICO INC	733	1.8
DIAGEO PLC ADR	542	1.4
COLGATE-PALMOLIVE CO	486	1.2
GENERAL MILLS INC	415	1.0
KIMBERLY CLARK CORP	395	1.0
V F CORP	266	0.7
		9.2

INDUSTRIAL SERVICES	$000	% EQUITY
DIAMOND OFFSHORE DRILLING	396	1.0
HALLIBURTON CO	386	1.0
LUFKIN INDUSTRIES INC	323	0.8
GRANITE CONSTR INC	160	0.4
		3.2

COMMERCIAL SERVICES	$000	% EQUITY
MCGRAW-HILL COMPANIES INC	572	1.4
PITNEY BOWES INC	412	1.0
		2.5

TECHNOLOGY SERVICES	$000	% EQUITY
MICROSOFT CORP	698	1.8
ACCENTURE LTD BERMUDA	442	1.1
AUTOMATIC DATA PROCESSING	407	1.0
SYNTEL INC	219	0.6
		4.5

HEALTH SERVICES	$000	% EQUITY
MCKESSON CORP	429	1.1
OWENS & MINOR INC	300	0.8
		1.8

RETAIL TRADE	$000	% EQUITY
NORDSTROM INC	302	0.8
TJX COS INC NEW	275	0.7
COSTCO WHOLESALE CORP	269	0.7
CATO CORP NEW	226	0.6
BEST BUY CO INC	215	0.5
		3.2

TRANSPORTATION	$000	% EQUITY
UNITED PARCEL SERVICE INC	266	0.7
BURLINGTON NORTHERN SANTA FE	264	0.7
TSAKOS ENERGY NAVIGATION LTD	231	0.6
SHIP FINANCE INTL LTD	196	0.5
C H ROBINSON WORLDWIDE INC	184	0.5
		2.9

UTILITIES	$000	% EQUITY
EXELON CORP	479	1.2
EQUITABLE RESOURCES INC	461	1.2
ENEL SOCIETA PER AZIONI	290	0.7
SOUTHERN CO	288	0.7
		3.8

FINANCE	$000	% EQUITY
CITIGROUP INC	969	2.4
WELLS FARGO & CO	862	2.2
ALLIANCEBERNSTEIN HOLDING LP	836	2.1
JPMORGAN CHASE & CO	787	2.0
KAYNE ANDERSON MLP INVSM	765	1.9
ACE LTD	625	1.6
LINCOLN NATIONAL CORP	624	1.6
MELLON FINL CORP	616	1.6
UBS AG	516	1.3
NORTHERN TRUST CORP	411	1.0
MACQUARIE INFRASTRUCTURE	402	1.0
FRANKLIN RESOURCES INC	331	0.8
ASPEN INSURANCE HOLDINGS LTD	323	0.8
AMB PROPERTY CORP	303	0.8
US BANCORP	267	0.7
IPC HOLDINGS LTD	239	0.6
		22.4

COMMUNICATIONS	$000	% EQUITY
AT&T INC	784	2.0
		2.0

Please refer to the general disclosure cited on the title page. Please refer to the performance data disclosure cited on the Dividend Growth title page.

Portfolio Market Capitalization Summary

Sit Dividend Growth

June 30, 2007

ISSUE DESCRIPTION	SHARES	COST	LAST	%EQ	MKT CAP
GENERAL ELECTRIC CO	38,500	34.415	38.280	3.7	393,828
MICROSOFT CORP	23,700	27.785	29.470	1.8	281,934
AT&T INC	18,900	29.881	41.500	2.0	255,871
CITIGROUP INC	18,900	49.415	51.290	2.4	253,703
TOTAL S A ADR	12,400	63.419	80.980	2.5	193,766
PROCTER & GAMBLE CO	13,600	57.158	61.190	2.1	192,683
CHEVRON CORP NEW	7,600	72.571	84.240	1.6	181,052
JOHNSON & JOHNSON	13,100	63.503	61.620	2.0	178,486
JPMORGAN CHASE & CO	16,250	42.318	48.450	2.0	165,511
INTL BUSINESS MACHINES CORP	3,000	94.236	105.250	0.8	156,278
NOVARTIS A G ADR	10,200	56.544	56.070	1.4	153,013
GLAXOSMITHKLINE ADR	6,300	52.879	52.370	0.8	149,132
UBS AG	8,600	52.238	60.010	1.3	126,403
WELLS FARGO & CO	24,500	32.425	35.170	2.2	117,459
HEWLETT-PACKARD CO	9,100	28.488	44.620	1.0	116,855
NOKIA CORP ADR	11,000	17.309	28.110	0.8	110,494
PEPSICO INC	11,300	58.908	64.850	1.8	105,636
ABBOTT LABORATORIES	11,400	48.375	53.550	1.5	82,486
WYETH	10,900	47.006	57.340	1.6	77,131
QUALCOMM INC	7,700	39.729	43.390	0.8	72,321
UNITED TECHNOLOGIES CORP	12,100	57.468	70.930	2.2	70,535
ENEL SOCIETA PER AZIONI	5,400	53.705	53.700	0.7	66,402
LILLY ELI & CO	6,950	55.635	55.880	1.0	63,370
U S BANCORP	8,100	34.182	32.950	0.7	57,291
DIAGEO PLC ADR	6,500	63.715	83.310	1.4	55,179
ABB LTD - ADR	11,400	18.236	22.600	0.6	49,963
UNITED PARCEL SERVICE INC	3,650	72.866	73.000	0.7	49,438
EXELON CORP	6,600	56.712	72.600	1.2	48,834
OCCIDENTAL PETROLEUM CORP	12,600	39.175	57.880	1.8	48,261
DUPONT E I DE NEMOURS &	8,100	47.983	50.840	1.0	46,960
HONEYWELL INTERNATIONAL INC	6,000	42.837	56.280	0.9	43,883
MARATHON OIL CORP	15,900	29.532	59.960	2.4	41,130
EMERSON ELECTRIC CO	16,500	40.174	46.800	1.9	37,218
COLGATE PALMOLIVE CO	7,500	60.021	64.850	1.2	33,170
FRANKLIN RESOURCES INC	2,500	94.577	132.470	0.8	33,069
GENERAL DYNAMICS CORP	9,200	65.495	78.220	1.8	31,666
HALLIBURTON CO	11,200	31.314	34.500	1.0	31,535
KIMBERLY CLARK CORP	5,900	62.426	66.890	1.0	30,511
BURLINGTON NORTHERN SANTA FE	3,100	65.756	85.140	0.7	30,320
SOUTHERN COPPER CORP	3,000	24.981	94.260	0.7	27,756
DEERE & CO	4,900	96.278	120.740	1.5	27,164
AUTOMATIC DATA PROCESSING	8,400	42.687	48.470	1.0	26,815

ISSUE DESCRIPTION	SHARES	COST	LAST	%EQ	MKT CAP
SOUTHERN CO	8,400	35.957	34.290	0.7	25,780
COSTCO WHOLESALE CORP	4,600	47.463	58.520	0.7	25,628
ACCENTURE LTD BERMUDA	10,300	29.745	42.890	1.1	25,459
MCGRAW-HILL COMPANIES INC	8,400	49.685	68.080	1.4	23,365
BEST BUY CO INC	4,600	47.854	46.670	0.5	22,369
ACE LTD	10,000	52.944	62.520	1.6	20,544
GENERAL MILLS INC	7,100	51.779	58.420	1.0	20,235
LINCOLN NATIONAL CORP	8,800	56.770	70.950	1.6	19,211
MELLON FINL CORP	14,000	39.602	44.000	1.6	18,319
BECTON DICKINSON & CO	9,200	63.588	74.500	1.7	18,251
MCKESSON CORP	7,200	53.313	59.640	1.1	17,710
AIR PRODUCTS & CHEMICALS INC	4,600	60.648	80.370	0.9	17,409
NORTHERN TRUST CORP	6,400	61.143	64.240	1.0	14,095
DIAMOND OFFSHORE DRILLING	3,900	80.984	101.560	1.0	14,051
NORDSTROM INC	5,900	51.453	51.120	0.8	12,892
TJX COS INC NEW	10,000	27.978	27.500	0.7	12,509
ITT CORPORATION	4,800	51.514	68.280	0.8	12,408
ANALOG DEVICES	8,400	33.500	37.640	0.8	12,312
PITNEY BOWES INC	8,800	42.938	46.820	1.0	10,284
V F CORP	2,900	62.920	91.580	0.7	10,199
C H ROBINSON WORLDWIDE INC	3,500	53.991	52.520	0.5	8,888
BARD C R INC	4,800	71.581	82.630	1.0	8,552
ALLIANCEBERNSTEIN HOLDING LP	9,600	64.673	87.090	2.1	7,495
EQUITABLE RESOURCES INC	9,300	32.952	49.560	1.2	6,027
AMB PROPERTY CORP	5,700	46.257	53.220	0.8	5,302
CARPENTER TECHNOLOGY CORP	2,300	103.648	130.310	0.8	3,409
PERKINELMER INC	12,800	20.532	26.060	0.8	3,121
RPM INTERNATIONAL INC	8,000	18.407	23.110	0.5	2,794
GRANITE CONSTR INC	2,500	49.846	64.180	0.4	2,691
ASPEN INSURANCE HOLDINGS LTD	11,500	23.825	28.070	0.8	2,474
SHIP FINANCE INTL LTD	6,600	19.520	29.680	0.5	2,159
IPC HOLDINGS LTD	7,400	27.335	32.290	0.6	2,055
MACQUARIE INFRASTRUCTURE	9,700	28.616	41.480	1.0	1,558
UAP HLDG CORP	12,600	24.860	30.140	1.0	1,551
KAYNE ANDERSON MLP INVSM	23,050	28.245	33.210	1.9	1,423
OWENS & MINOR INC	8,600	30.347	34.940	0.8	1,415
TSAKOS ENERGY NAVIGATION LTD	3,300	37.542	69.910	0.6	1,332
SYNTEL INC	7,222	21.083	30.390	0.6	1,250
COMPASS MINERALS INTL INC	8,300	27.092	34.660	0.7	1,115
HUGOTON ROYALTY TRUST	13,500	26.268	25.230	0.9	1,009
LUFKIN INDUSTRIES INC	5,000	54.749	64.550	0.8	971
CATO CORP NEW	10,300	22.249	21.940	0.6	680

WEIGHTED AVERAGE:	81,411
UNWEIGHTED AVERAGE:	56,367
MEDIAN:	26,297

Please refer to the general disclosure cited on the title page. Please refer to the performance data disclosure cited on the Dividend Growth title page.

Sit Dividend Growth Fund
June 30, 2007 (Medians)

	Valuation			Dividends		
	NTM P/E	FCF Yield[1]	Dividend Yield	1 Year Growth	5 Year Growth	Payout Ratio
Sit Dividend Growth Rep. Account	16.3x	4.5%	2.1%	12.6%	10.5%	35%
S&P 500 Index	17.3x	4.2%	1.2%	10.2%	8.9%	20%
Russell 1000 Value Index	16.1x	3.8%	1.4%	12.4%	7.6%	23%
Russell 1000 Growth Index	19.0x	3.8%	0.6%	8.3%	11.2%	10%

	Earnings			Balance Sheet / Profitability[1]		
	Earnings Stability[2]	06-07 EPS Growth	Long Term Growth	ROIC	FCF Margin	Net Debt/ Capital
Sit Dividend Growth Rep. Account	14.4	12%	11%	18.2%	8.9%	10.1%
S&P 500 Index	19.2	10%	12%	13.3%	7.8%	23.9%
Russell 1000 Value Index	24.1	7%	10%	9.5%	5.7%	30.5%
Russell 1000 Growth Index	21.4	15%	15%	13.6%	7.4%	16.5%

[1] Excludes financials and Limited Partnerships

[2] Consistency of earnings per share growth over the past five years. The lower the number, the more uniform growth has been.

Please refer to the general disclosure cited on the title page. Please refer to the performance data disclosure cited on the Dividend Growth title page.

Top 25 Holdings

Sit Dividend Growth Fund

June 30, 2007

Security	Sector	Market Value (000)	% of Equity	IBES LT Growth	C2008 P/E Ratio
GENERAL ELECTRIC CO	PRODUCER MANUFACTURING	$1,474	3.7%	10.8%	15x
TOTAL S A ADR	ENERGY MINERALS	1,004	2.5%	7.0%	11x
CITIGROUP INC	FINANCE	969	2.4%	10.0%	10x
MARATHON OIL CORP	ENERGY MINERALS	953	2.4%	7.3%	10x
WELLS FARGO & CO	FINANCE	862	2.2%	10.4%	12x
UNITED TECHNOLOGIES CORP	PRODUCER MANUFACTURING	858	2.2%	11.5%	15x
ALLIANCEBERNSTEIN HOLDING LP	FINANCE	836	2.1%	16.2%	15x
PROCTER & GAMBLE CO	CONSUMER NON-DURABLES	832	2.1%	11.7%	17x
JOHNSON & JOHNSON	HEALTH TECHNOLOGY	807	2.0%	8.3%	14x
JPMORGAN CHASE & CO	FINANCE	787	2.0%	10.0%	10x
AT&T INC	COMMUNICATIONS	784	2.0%	9.4%	14x
EMERSON ELECTRIC CO	PRODUCER MANUFACTURING	772	1.9%	11.7%	16x
KAYNE ANDERSON MLP INVSM	FINANCE	765	1.9%	N/A	N/A
PEPSICO INC	CONSUMER NON-DURABLES	733	1.8%	11.0%	18x
OCCIDENTAL PETROLEUM CORP	ENERGY MINERALS	729	1.8%	8.2%	12x
GENERAL DYNAMICS CORP	PRODUCER MANUFACTURING	720	1.8%	11.3%	15x
MICROSOFT CORP	TECHNOLOGY SERVICES	698	1.8%	12.2%	16x
BECTON DICKINSON & CO	HEALTH TECHNOLOGY	685	1.7%	12.8%	N/A
CHEVRON CORP NEW	ENERGY MINERALS	640	1.6%	4.8%	11x
ACE LTD	FINANCE	625	1.6%	12.8%	9x
WYETH	HEALTH TECHNOLOGY	625	1.6%	7.5%	15x
LINCOLN NATIONAL CORP	FINANCE	624	1.6%	10.4%	11x
MELLON FINL CORP	FINANCE	616	1.6%	12.2%	15x
ABBOTT LABORATORIES	HEALTH TECHNOLOGY	610	1.5%	11.3%	17x
DEERE & CO	PRODUCER MANUFACTURING	592	1.5%	7.9%	N/A
	TOTAL		49.3		

Number of Equity Holdings = 86

NM= non-meaningful, N/A=not applicable

Sit Investment Associates
Sit Mutual Funds

Please refer to the general disclosure cited on the title page. Please refer to the performance data disclosure cited on the Dividend Growth title page.

Sit Dividend Growth Fund

Performance Attribution
DGF225 vs. S&P 500 - Ex [Cash], Ex [Money Market Fund], Ex [Unassigned]
6/30/2006 to 6/29/2007
U.S. Dollar

	Sit Dividend Growth Fund		S&P 500		Attribution Analysis		
Sector	**Average Weight**	**Total Return**	**Average Weight**	**Total Return**	**Selection & Interaction**	**Allocation Effect**	**Total Effect**
Finance	22.88	24.68	21.66	14.85	2.12	-0.02	2.10
Process Industries	3.68	46.25	2.19	23.54	0.75	0.14	0.90
Technology Services	4.30	40.80	5.37	23.16	0.69	-0.04	0.64
Non-Energy Minerals	1.30	69.43	1.18	30.13	0.45	0.00	0.46
Transportation	2.73	22.77	1.74	1.10	0.60	-0.18	0.42
Commercial Services	2.79	28.05	1.24	22.48	0.18	0.05	0.24
Consumer Services	0.00	0.00	4.88	17.94	0.00	0.13	0.13
Communications	2.27	52.48	3.48	37.85	0.32	-0.19	0.13
Consumer Durables	0.00	0.00	1.52	17.50	0.00	0.05	0.05
Retail Trade	3.25	1.11	5.59	10.91	-0.23	0.25	0.03
Health Services	1.72	21.18	2.56	20.06	0.02	-0.02	0.00
Utilities	3.77	22.68	3.53	26.21	-0.10	0.03	-0.06
Industrial Services	3.79	18.26	2.36	18.71	0.13	-0.27	-0.14
Producer Manufacturing	13.19	20.59	8.60	21.87	-0.11	-0.04	-0.15
Consumer Non-Durables	9.24	16.85	7.38	19.88	-0.24	0.01	-0.23
Electronic Technology	4.09	24.30	9.13	28.28	-0.07	-0.37	-0.44
Health Technology	12.07	14.21	9.74	18.30	-0.49	-0.04	-0.53
Energy Minerals	8.93	22.03	7.85	30.73	-0.82	0.07	-0.75
Total	**100.00**	**23.35**	**100.00**	**20.57**	**3.20**	**-0.42**	**2.78**

Source: FactSet Research Systems Note: Returns Are Estimated

VIII. International Growth Fund

Sit International Growth Fund invests in international securities, which can involve different risks than U.S. investments. The risks include currency exchange fluctuations, high volatility, illiquidity and the possibility of political instability.

International Equity Investment Philosophy

Sit International Investment Associates' investment philosophy for international equity portfolios targets growth-oriented investment opportunities outside the United States. Generally, we look to invest in companies with the potential to increase earnings at a faster rate than the representative economy and market index.

- We believe that earnings growth is the primary determinant of superior long-term returns;
- We emphasize investments in the world's premier growth companies or in companies that have regional or country dominance;
- We are opportunistic investors; we invest in high and consistent growth companies as well as conservative and cyclical growth companies; and
- We manage our portfolios on an active basis, concentrating our investments in the best growth opportunities at the most reasonable valuation levels.

Sit International Investment Associates
Organization

History

- International division established in 1989 as a joint venture between Sit Investment Associates (SIA), Andrew Kim and associate, and the Fremont Group (formerly Bechtel Investments).
- International, growth-oriented investment management.

Assets Under Management

- As of June 30, 2007

  International Investment Accounts by Style (millions of USD):

EAFE+	$104
Global*	206
Pacific Basin	20
Developing Markets	18

- Additionally, Sit Investment Associates currently manages over $6.9 billion in domestic financial assets.

*Global total assets include $151 million in domestic equity securities and exclude fixed income.

Sit International Growth Fund
Country Allocation

Asia Pacific

	Portfolio Weights 6/30/2007 ACTUAL[1]	Portfolio Weights 9/30/2007 TARGET	MSCI EAFE[2]
Australia	8.1 %	8.0 %	7.2 %
Hong Kong	2.7	2.5	3.3
Japan	20.6	19.0	21.2
New Zealand	0.0	0.0	0.2
Singapore	0.0	0.0	1.1
China	1.7 %	2.0 %	0.0 %
India	1.9	2.0	0.0
South Korea	0.6	0.5	0.0
Taiwan	0.0	0.0	0.0
Thailand	0.0	0.0	0.0
TOTAL	35.5 %	34.0 %	32.9 %
Asia ex-Japan	14.9 %	15.0 %	11.7 %

Europe

	Portfolio Weights 6/30/2007 ACTUAL[1]	Portfolio Weights 9/30/2007 TARGET	MSCI EAFE[2]
Austria	0.5 %	0.5 %	0.6 %
Belgium	0.0	0.0	1.2
Finland	1.1	1.5	1.6
France	10.4	10.5	10.4
Germany	8.7	9.0	8.4
Greece	0.0	0.0	0.7
Ireland	2.1	2.0	0.9
Italy	2.2	2.0	3.8
Netherlands	1.5	1.5	4.6
Portugal	0.0	0.0	0.4
Spain	1.8	2.0	4.0
Czech Republic	1.7 %	1.5 %	0.0 %
Denmark	2.6	2.5	0.8
Norway	1.0	1.0	1.0
Sweden	1.4	1.5	2.6
Switzerland	11.6	11.5	6.6
Great Britain	10.8	12.0	19.5
TOTAL	57.1 %	59.0 %	67.1 %
Euroland	28.1 %	29.0 %	36.6 %

Others

	Portfolio Weights 6/30/2007 ACTUAL[1]	Portfolio Weights 9/30/2007 TARGET	MSCI EAFE[2]
Argentina	1.2 %	1.0 %	0.0 %
Brazil	0.0	0.0	0.0
Mexico	2.9	3.0	0.0
Israel	0.8	1.0	0.0
Canada	0.7	1.0	0.0
United States	1.0	0.0	0.0
TOTAL	6.6 %	6.0 %	0.0 %

Cash and Total

	Portfolio Weights 6/30/2007 ACTUAL[1]	Portfolio Weights 9/30/2007 TARGET	MSCI EAFE[2]
CASH	0.9 %	1.0 %	0.0 %
EQUITY	99.1	99.0	100.0
TOTAL	100.0 %	100.0 %	100.0 %

[1] Sit International Growth Fund Portfolio

[2] Source: Morgan Stanley Capital International – June 30 2007

Sit International Growth Fund
Historical Country Allocation

	Sit International Growth Fund (% of Portfolio)							MSCI EAFE	MSCI EAFE Growth
	Dec-00	Dec-03	Dec-04	Dec-05	Mar-06	Dec-06	Jun-07	Jun-07	Jun-07
CONSUMER DISCRETIONARY	3.7	11.8	12.5	12.2	10.1	11.6	11.2	12.8	13.8
Automobiles & Components	-	0.7	0.8	1.0	1.0	1.3	1.0	4.3	1.9
Consumer Durables & Apparel	1.5	3.8	3.3	3.1	3.3	3.4	4.3	3.3	4.9
Consumer Services	-	3.8	3.3	0.8	0.8	0.3	-	1.0	1.5
Media	1.9	3.5	2.7	3.8	3.9	3.5	3.3	3.1	3.1
Retailing	0.3	3.1	3.4	4.0	3.1	3.3	2.7	3.0	3.0
INDUSTRIALS	2.3	6.3	3.5	6.7	9.1	9.4	11.8	12.4	16.8
Capital Goods	1.5	3.1	1.3	3.1	4.1	5.3	1.1	8.1	13.4
Commercial Services & Supplies	0.8	1.8	-	1.3	1.3	0.8	0.8	1.4	3.0
Transportation	-	1.9	3.3	3.4	3.4	3.5	4.3	3.3	3.3
ENERGY	3.7	8.4	10.2	10.1	8.8	8.8	8.6	7.6	2.3
Energy	3.7	8.4	10.3	10.1	8.8	8.8	8.1	7.1	3.3
CONSUMER STAPLES	6.3	9.5	11.7	8.8	9.5	9.2	9.3	7.6	10.5
Food & Staples Retailing	3.9	1.9	3.8	3.8	3.5	1.3	1.3	1.1	3.9
Food Beverage & Tobacco	1.8	5.8	8.1	1.1	1.3	7.1	7.3	5.3	1.3
Household & Personal Products	1.7	1.8	0.8	0.9	0.8	0.8	0.7	0.8	1.4
HEALTH CARE	12.1	10.4	10.8	10.7	11.0	10.0	8.2	6.4	10.4
Pharmaceuticals, Biotechnology & Life Sciences	13.1	10.4	9.8	9.4	9.4	7.8	1.1	5.5	8.8
Health Care Equipment & Services	-	-	1.0	1.3	1.1	3.1	3.1	0.8	1.1
MATERIALS	0.0	3.1	4.2	5.7	6.1	5.8	7.7	8.3	13.6
Materials	0.0	3.1	4.3	3.7	1.1	3.8	7.7	9.3	13.1
FINANCIALS	21.2	24.2	22.8	23.2	24.8	27.2	23.9	28.7	15.9
Banks	7.5	13.4	15.5	14.3	14.7	14.9	13.0	17.1	1.7
Diversified Financials	3.7	1.3	3.4	3.9	3.3	4.9	4.5	3.5	3.4
Real Estate	0.9	1.3	3.4	1.1	1.1	1.7	1.7	3.1	3.3
Insurance	9.1	3.3	3.5	4.4	3.3	3.8	3.7	3.1	3.1
INFORMATION TECHNOLOGY	25.2	12.9	11.5	11.8	11.3	9.7	8.9	5.3	8.5
Semiconductors & Semiconductor Equipment	-	4.1	1.0	1.1	0.7	0.7	0.1	0.7	1.3
Software & Services	9.5	3.7	1.3	5.8	3.7	3.3	4.3	1.0	1.8
Technology Hardware & Equipment	15.7	5.1	4.3	4.5	4.9	3.9	4.0	3.1	3.5
TELECOMMUNICATION SERVICES	14.3	11.0	11.9	6.3	5.6	4.8	7.2	5.2	4.4
Telecommunication Services	14.3	11.0	11.9	1.3	5.1	4.8	7.3	5.3	4.4
UTILITIES	1.0	1.5	0.7	2.3	3.1	2.6	2.5	5.1	3.9
Utilities	1.0	1.5	0.7	3.3	3.1	3.1	3.5	5.1	3.9
CASH	10.2	0.8	0.2	1.1	0.5	0.9	0.9	-	-
TOTAL	100.0	100.0	100.0	100.0	100.0	100.0	100.0	100.0	100.0

Please refer to the general disclosure cited on the title page. Please refer to the performance data disclosure cited on the International Growth title page.

Sit International Growth Fund

International Portfolio Evaluation

As of June 30, 2007

ARGENTINA	MKTVAL	% PF
TENARIS SA ADR	482	1.2%
	482	1.2%

AUSTRALIA	MKTVAL	% PF
BHP BILLITON LTD	1,398	3.5%
RIO TINTO PLC ADR	1,347	3.4%
AUSTRAL NEW ZEALAND BANKING GRP	429	1.1%
	3,174	8.0%

AUSTRIA	MKTVAL	% PF
RAIFFEISEN INTL BK	196	0.5%
	196	0.5%

CANADA	MKTVAL	% PF
AGRIUM INC	286	0.7%
	286	0.7%

CHINA	MKTVAL	% PF
PETROCHINA CO LTD H	482	1.2%
CHINA MOBILE LIMITED	193	0.5%
	675	1.7%

CZECH REPUBLIC	MKTVAL	% PF
CENTRAL EUROPEAN MEDIA E	654	1.7%
	654	1.7%

DENMARK	MKTVAL	% PF
VESTAS WIND SYSTEM	859	2.2%
GENMAB AS	157	0.4%
	1,016	2.6%

FINLAND	MKTVAL	% PF
NOKIA CORP ADR	423	1.1%
	423	1.1%

FRANCE	MKTVAL	% PF
SCHLUMBERGER LTD	1,012	2.6%
VEOLIA ENVIRONMENT	986	2.5%
TOTAL	560	1.4%
AXA	525	1.3%
BNP PARIBAS	400	1.0%
DANONE	388	1.0%
BUSINESS OBJECTS SA ADR	221	0.6%
	4,092	10.3%

GERMANY	MKTVAL	% PF
PUMA AG	682	1.7%
ALLIANZ SE	593	1.5%
SIEMENS AG	558	1.4%
SAP GRS	557	1.4%
MUENCHENER RUCKVER REG	486	1.2%
FRESENIUS AG	389	1.0%
DEUTSCHE BANK AG NAMEN	217	0.6%
	3,482	8.7%

GREAT BRITAIN	MKTVAL	% PF
VODAFONE GROUP	621	1.6%
RECKITT BENCKISER PLC	540	1.4%
TESCO	510	1.3%
BURBERRY GROUP	493	1.3%
GLAXOSMITHKLINE ADR	372	0.9%
BP PLC ADR	368	0.9%
ROYAL BK SCOT GRP	359	0.9%
BAE SYSTEMS	357	0.9%
WPP GROUP GRD PLC	231	0.6%
BARCLAYS	213	0.5%
PEARSON PLC	207	0.5%
	4,270	10.8%

HONG KONG	MKTVAL	% PF
SUN HUNG KAI PROP	380	1.0%
HSBC HOLDINGS PLC	385	1.0%
HONGKONG LAND HLDG	296	0.8%
	1,062	2.7%

INDIA	MKTVAL	% PF
INDIA FUND INC	415	1.1%
ICICI BK LTD ADR	319	0.8%
	734	1.9%

IRELAND	MKTVAL	% PF
ANGLO IRISH BANK CORP	447	1.1%
C&C GROUP	361	0.9%
	808	2.0%

ISRAEL	MKTVAL	% PF
AMDOCS LTD	303	0.8%
	303	0.8%

ITALY	MKTVAL	% PF
AZIMUT HLDG SPA	533	1.4%
BCA POP DI MILANO	328	0.8%
	861	2.2%

JAPAN	MKTVAL	% PF
CANON	615	1.6%
FANUC JPY50	608	1.5%
YAMADA DENKI	542	1.4%
EAST JAPAN RAILWAY	500	1.3%
TAKEDA CHEMICAL IND	483	1.2%
NIPPON MITSUBISHI OIL CO	483	1.2%
ITO EN, LTD	486	1.2%
SUMITOMO MITSUI FINL GR	486	1.2%
MITSUBISHI UFJ	429	1.1%
HONDA MOTOR CO	408	1.0%
AFLAC INC	396	1.0%
NOMURA HOLDINGS INC	389	1.0%
KDDI CORP	340	0.9%
SHIMIZU CORP	330	0.8%
ASAHI BREWERIES NZ50	317	0.8%
MILLEA HOLDINGS I	287	0.7%
KAO CORP	284	0.7%
MITSUI OSK LINES LTD	217	0.5%
KIRIN BREWERY CO	194	0.5%
SONY CORP	185	0.5%
SEVEN & I HOLDINGS	171	0.4%
	8,109	20.6%

MEXICO	MKTVAL	% PF
NII HOLDINGS INC	799	2.0%
WALMART DE MEXICO SAB	335	0.8%
	1,134	2.9%

NETHERLANDS	MKTVAL	% PF
PHILIPS ELECTRONICS NEW	306	0.8%
ING GROEP NV	288	0.7%
	594	1.5%

NORWAY	MKTVAL	% PF
TELENOR ASA	378	1.0%
	378	1.0%

SOUTH KOREA	MKTVAL	% PF
SAMSUNG ELEC GDR	232	0.6%
	232	0.6%

SPAIN	MKTVAL	% PF
TELEFONICA SA	507	1.3%
BANCO BILBAO VIZCAYA ARGE	185	0.5%
	692	1.8%

SWEDEN	MKTVAL	% PF
ERICSSON L M TEL CO ADR	538	1.4%
	538	1.4%

SWITZERLAND	MKTVAL	% PF
NOVARTIS	709	1.8%
ROCHE HLDGS AG	688	1.7%
NESTLE SA	594	1.5%
UBS AG	559	1.4%
KUEHNE&NAGEL INTL	530	1.3%
PANALPINA WELT AG	454	1.1%
SYNTHES, INC	434	1.1%
CREDIT SUISSE GROUP	375	0.9%
ABB LTD - ADR	239	0.6%
	4,582	11.6%

UNITED STATES	MKTVAL	% PF
NEWS CORP LTD CL A	216	0.5%
VERIFONE HLDGS INC	195	0.5%
	411	1.0%

	MKTVAL	% PF
CASH	354	0.9%
TOTAL	39,448	100.0%

Please refer to the general disclosure cited on the title page. Please refer to the performance data disclosure cited on the International Growth title page.

Sit International Growth Fund

Rotation of Industry Weightings Over Time

	Sit International Growth Fund (% of Portfolio)								MSCI EAFE	MSCI EAFE Growth
	Dec-00	Dec-01	Dec-02	Dec-03	Dec-04	Dec-05	Dec-06	Jun-07	Jun-07	Jun-07
CONSUMER DISCRETIONARY	3.7	[illegible]	[illegible]	[illegible]	12.5	12.2	[illegible]	11.2	[illegible]	[illegible]
Automobiles & Components	-	-	0.7	0.7	[illegible]	1.0	1.3	1.0	4.3	1.9
Consumer Durables & Apparel	1.5	1.1	3.3	[illegible]	3.3	[illegible]	3.4	4.3	3.3	4.9
Consumer Services	-	[illegible]	1.5	[illegible]	3.3	[illegible]	0.3	-	1.0	1.5
Media	1.9	[illegible]	3.1	3.5	3.7	[illegible]	3.5	3.3	3.1	[illegible]
Retailing	0.3	[illegible]	3.3	3.1	3.4	4.0	3.3	3.7	3.0	3.0
INDUSTRIALS	2.3	[illegible]	[illegible]	[illegible]	3.5	[illegible]	[illegible]	[illegible]	12.4	[illegible]
Capital Goods	1.5	0.1	1.3	3.1	1.3	3.1	3.3	[illegible]	[illegible]	13.4
Commercial Services & Supplies	[illegible]	1.3	[illegible]	[illegible]	-	1.3	[illegible]	[illegible]	1.4	3.0
Transportation	-	-	0.7	1.9	3.3	3.4	3.5	4.3	3.3	3.3
ENERGY	3.7	[illegible]	[illegible]	[illegible]	10.2	10.1	[illegible]	[illegible]	[illegible]	2.3
Energy	3.7	[illegible]	[illegible]	[illegible]	10.3	10.1	[illegible]	[illegible]	[illegible]	3.3
CONSUMER STAPLES	[illegible]	7.2	[illegible]	[illegible]	11.7	[illegible]	[illegible]	[illegible]	[illegible]	10.5
Food & Staples Retailing	3.9	0.4	3.4	1.9	[illegible]	[illegible]	1.3	1.3	[illegible]	3.9
Food Beverage & Tobacco	[illegible]	4.1	[illegible]	[illegible]	[illegible]	[illegible]	7.1	7.3	3.3	[illegible]
Household & Personal Products	1.7	3.7	4.3	[illegible]	[illegible]	0.9	[illegible]	0.7	[illegible]	1.4
HEALTH CARE	12.1	[illegible]	14.7	10.4	[illegible]	10.7	10.0	[illegible]	[illegible]	10.4
Pharmaceuticals, Biotechnology & Life Sciences	13.1	[illegible]	14.7	10.4	[illegible]	9.4	[illegible]	[illegible]	3.5	[illegible]
Health Care Equipment & Services	-	0.5	-	-	1.0	1.3	3.1	3.1	[illegible]	[illegible]
MATERIALS	0.0	-	0.4	3.1	4.2	5.7	[illegible]	7.7	[illegible]	[illegible]
Materials	0.0	-	0.4	3.1	4.3	5.7	[illegible]	7.7	9.3	[illegible]
FINANCIALS	21.2	21.5	21.1	24.2	[illegible]	23.2	27.2	[illegible]	[illegible]	[illegible]
Banks	7.5	9.5	13.9	13.4	15.5	14.3	14.9	13.0	[illegible]	[illegible]
Diversified Financials	3.7	3.1	3.3	[illegible]	3.4	3.9	4.9	4.5	3.5	3.4
Real Estate	0.9	1.1	1.0	1.3	3.4	[illegible]	1.7	1.7	3.1	3.3
Insurance	9.1	[illegible]	3.0	3.3	3.5	4.4	[illegible]	3.7	[illegible]	[illegible]
INFORMATION TECHNOLOGY	25.2	[illegible]	[illegible]	[illegible]	11.5	[illegible]	[illegible]	[illegible]	5.3	[illegible]
Semiconductors & Semiconductor Equipment	-	-	-	[illegible]	1.0	[illegible]	0.7	0.1	0.7	1.3
Software & Services	9.5	3.3	3.3	3.7	[illegible]	[illegible]	3.3	4.3	1.0	[illegible]
Technology Hardware & Equipment	13.7	[illegible]	[illegible]	[illegible]	4.3	4.5	3.9	4.0	[illegible]	3.5
TELECOMMUNICATION SERVICES	14.3	10.4	7.3	11.0	[illegible]	[illegible]	[illegible]	7.2	5.2	4.4
Telecommunication Services	14.3	10.4	7.3	11.0	11.9	[illegible]	[illegible]	7.3	5.3	4.4
UTILITIES	1.0	3.1	4.4	1.5	0.7	2.3	[illegible]	2.5	5.1	[illegible]
Utilities	1.0	3.1	4.4	1.5	0.7	3.3	[illegible]	3.5	5.1	3.9
CASH	10.2	10.4	([illegible])	[illegible]	0.2	1.1	[illegible]	[illegible]	-	-
TOTAL	100.0	100.0	100.0	100.0	100.0	100.0	100.0	100.0	100.0	100.0

Sit Investment Associates
Sit Mutual Funds

Please refer to the general disclosure cited on the title page. Please refer to the performance data disclosure cited on the International Growth title page.

Sit International Growth Fund

Portfolio Summary By Economic Sector

As Of June 30, 2007 In ($000)

CONSUMER DISCRETIONARY	MKT VAL	% PF
PUMA AG	662	1.7%
CENTRAL EUROPEAN MEDIA E	654	1.7%
YAMADA DENKI	542	1.4%
BURBERRY GROUP	493	1.3%
HONDA MOTOR CO	408	1.0%
WALMART DE MEXICO SAB	335	0.8%
PHILIPS ELECTRONICS NEW	306	0.8%
WPP GROUP ORD PLC	231	0.6%
NEWS CORP LTD CL A	216	0.5%
PEARSON PLC	207	0.5%
SONY CORP	185	0.5%
SEVEN & I HOLDINGS	171	0.4%
	4,411	11.2%

CONSUMER STAPLES	MKT VAL	% PF
NESTLE SA	594	1.5%
RECKITT BENCKISER PLC	540	1.4%
TESCO	510	1.3%
ITO EN, LTD	466	1.2%
DANONE	388	1.0%
C&C GROUP	361	0.9%
ASAHI BREWERIES #2502	317	0.8%
KAO CORP	284	0.7%
KIRIN BREWERY CO	194	0.5%
	3,653	9.3%

ENERGY	MKT VAL	% PF
SCHLUMBERGER LTD	1,002	2.5%
TOTAL	560	1.4%
PETROCHINA CO LTD H	492	1.2%
NIPPON MITSUBISHI OIL CO	483	1.2%
TENARIS S A ADR	482	1.2%
BP PLC ADR	368	0.9%
	3,387	8.6%

FINANCIALS	MKT VAL	% PF
ALLIANZ SE	583	1.5%
UBS AG	557	1.4%
AZIMUT HLDG S.P.A	533	1.4%
AXA	525	1.3%
SUMITOMO MITSUI FINL GR	466	1.2%
MUENCHENER RUCKVER REG	456	1.2%
ANGLO IRISH BANK CORP	447	1.1%
MITSUBISHI UFJ	429	1.1%
AUSTAN ZEALAND BANK ORD	429	1.1%
BNP PARIBAS	400	1.0%
AFLAC INC	396	1.0%
NOMURA HOLDINGS INC	389	1.0%
HSBC HOLDINGS PLC	385	1.0%
SUN HUNG KAI PROP	380	1.0%
CREDIT SUISSE GROUP	375	0.9%
ROYAL BK SCOT GRP	359	0.9%
BCA POP DI MILANO	328	0.8%
ICICI BK LTD ADR	319	0.8%
HONG KONG LAND HLDG	296	0.8%
ING GROEP NV	288	0.7%
MILLEA HOLDINGS IN	287	0.7%
DEUTSCHE BANK AG NAMEN	217	0.6%
BARCLAYS	213	0.5%
RAIFFEISEN INTL BK	196	0.5%
BANCO BILBAO VIZCAYA ARGE	185	0.5%
	9,439	23.9%

HEALTH CARE	MKT VAL	% PF
NOVARTIS	709	1.8%
ROCHE HLDGS AG	668	1.7%
TAKEDA CHEMICAL IND	483	1.2%
SYNTHES, INC	434	1.1%
FRESENIUS AG	399	1.0%
GLAXOSMITHKLINE ADR	372	0.9%
GENMAB AS	157	0.4%
	3,222	8.2%

INDUSTRIALS	MKT VAL	% PF
VESTAS WIND SYSTEM	859	2.2%
FANUC JPY50	608	1.5%
SIEMENS AG	558	1.4%
KUEHNE&NAGEL INTL	530	1.3%
EAST JAPAN RAILWAY	500	1.3%
PANALPINA WELT AG	454	1.1%
BAE SYSTEMS	357	0.9%
SHIMIZU CORP	330	0.8%
ABB LTD - ADR	237	0.6%
MITSUI OSK LINES LTD	217	0.5%
	4,649	11.8%

INFORMATION TECHNOLOGY	MKT VAL	% PF
CANON	615	1.6%
SAP ORDS	557	1.4%
ERICSSON L M TEL CO ADR	539	1.4%
NOKIA CORP ADR	423	1.1%
INDIA FUND INC	415	1.1%
AMDOCS LTD	303	0.8%
SAMSUNG ELEC GDR	232	0.6%
BUSINESS OBJECTS SA ADR	221	0.6%
VERIFONE HLDGS INC	195	0.5%
	3,499	8.9%

MATERIALS	MKT VAL	% PF
BHP BILLITON LTD	1,398	3.5%
RIO TINTO PLC ADR	1,347	3.4%
AGRIUM INC	276	0.7%
	3,021	7.7%

TELECOMMUNICATION SERVICES	MKT VAL	% PF
NII HOLDINGS INC	799	2.0%
VODAFONE GROUP	621	1.6%
TELEFONICA SA	507	1.3%
TELENOR ASA	378	1.0%
KDDI CORP	340	0.9%
CHINA MOBILE LIMITED	183	0.5%
	2,827	7.2%

UTILITIES	MKT VAL	% PF
VEOLIA ENVIRONMENT	986	2.5%
	986	2.5%

CASH	354	0.9%
TOTAL	39,449	100.0%

Sit International Growth Fund

Top 25 Holdings

June 30, 2007

SECURITY	COUNTRY	SECTOR	MARKET VALUE (000)	% PF	2008 P/E Ratio	IBES EST LTG
GENMAB AS	DENMARK	HEALTH CARE	157	0.4%	N/A	N/A
SEVEN & I HOLDINGS	JAPAN	CONSUMER DISCRETIONARY	171	0.4%	19.9	38.4
CHINA MOBILE LIMITED	CHINA	TELECOMMUNICATION SERVICES	183	0.5%	16.2	22.2
SONY CORP	JAPAN	CONSUMER DISCRETIONARY	185	0.5%	16.6	16.6
BANCO BILBAO VIZCAYA ARGE	SPAIN	FINANCIALS	185	0.5%	10.0	N/A
KIRIN BREWERY CO	JAPAN	CONSUMER STAPLES	194	0.5%	29.1	10.1
VERIFONE HLDGS INC	UNITED STATES	INFORMATION TECHNOLOGY	195	0.5%	18.8	20.0
RAIFFEISEN INTL BK	AUSTRIA	FINANCIALS	196	0.5%	16.7	12.0
PEARSON PLC	GREAT BRITAIN	CONSUMER DISCRETIONARY	207	0.5%	17.2	10.0
BARCLAYS	GREAT BRITAIN	FINANCIALS	213	0.5%	8.6	8.0
NEWS CORP LTD CL A	UNITED STATES	CONSUMER DISCRETIONARY	216	0.5%	16.3	18.8
MITSUI OSK LINES LTD	JAPAN	INDUSTRIALS	217	0.5%	14.0	12.0
DEUTSCHE BANK AG NAMEN	GERMANY	FINANCIALS	217	0.6%	9.2	12.0
BUSINESS OBJECTS SA ADR	FRANCE	INFORMATION TECHNOLOGY	221	0.6%	16.0	16.0
WPP GROUP ORD PLC	GREAT BRITAIN	CONSUMER DISCRETIONARY	231	0.6%	14.3	11.2
SAMSUNG ELEC GDR	SOUTH KOREA	INFORMATION TECHNOLOGY	232	0.6%	N/A	N/A
ABB LTD - ADR	SWITZERLAND	INDUSTRIALS	237	0.6%	N/A	12.0
AGRIUM INC	CANADA	MATERIALS	276	0.7%	14.6	9.0
KAO CORP	JAPAN	CONSUMER STAPLES	284	0.7%	23.6	3.3
MILLEA HOLDINGS IN	JAPAN	FINANCIALS	287	0.7%	35.0	N/A
ING GROEP NV	NETHERLANDS	FINANCIALS	288	0.7%	8.8	5.0
HONGKONG LAND HLDG	HONG KONG	FINANCIALS	296	0.8%	26.0	-40.2
AMDOCS LTD	ISRAEL	INFORMATION TECHNOLOGY	303	0.8%	16.8	15.0
PHILIPS ELECTRONICS NEW	NETHERLANDS	CONSUMER DISCRETIONARY	306	0.8%	18.2	1.7
ASAHI BREWERIES #2502	JAPAN	CONSUMER STAPLES	317	0.8%	19.5	6.2
Number of Equity Holdings = 88		Total		14.8 %		

Sit International Growth Fund

Performance Attribution

SMF605 vs. MSCI EAFE Growth
6/30/2006 to 6/29/2007
U.S. Dollar

	Sit International Growth			MSCI EAFE Growth			Attribution Analysis			
SKINAMES SECTOR	**Ending Weight**	**Total Return (Base)**	**Total Return (Local)**	**Ending Weight**	**Total Return (Base)**	**Total Return (Local)**	**Stock Selection (Local)**	**Allocation Effect (Local)**	**Currency Effect**	**Total Effect (Base)**
Telecommunication Services	7.18	44.03	40.20	4.46	38.41	31.71	0.49	0.27	-0.12	0.63
Utilities	2.50	57.12	47.77	3.90	46.58	38.40	0.18	0.23	-0.03	0.38
Health Care	8.19	4.77	4.75	10.37	4.78	1.36	0.35	0.43	-0.41	0.37
Industrials	11.82	48.07	49.64	16.60	38.70	36.08	1.02	-0.58	-0.26	0.18
Financials	24.00	20.04	18.16	15.92	16.62	15.06	0.68	-0.48	-0.10	0.10
Consumer Discretionary	11.21	24.28	23.58	13.82	25.48	22.87	0.10	-0.01	-0.16	-0.08
Energy	8.61	20.21	20.39	2.32	24.14	14.49	0.47	0.04	-0.67	-0.16
[Cash]	0.64	5.13	5.13	--	--	--	--	-0.30	-0.09	-0.39
Information Technology	8.89	11.93	12.79	8.56	16.92	17.24	-0.34	-0.14	-0.14	-0.62
Materials	7.68	44.15	34.74	13.56	41.94	34.96	-0.06	-0.62	-0.02	-0.71
Consumer Staples	9.28	16.66	16.58	10.50	39.81	31.38	-1.34	0.07	-0.72	-1.99
Total	**100.00**	**23.29**	**22.09**	**100.00**	**25.59**	**21.63**	**1.55**	**-1.09**	**-2.75**	**-2.29**

Holdings Data As Of
SMF605 6/30/2006 through 6/28/2007
MSCI EAFE Growth 7/03/2006 through 6/29/2007

Source: FactSet Research Systems Note: Returns Are Estimated

IX. Biographical Data

Senior Investment Management

Eugene C. Sit, CFA

Responsibilities:	**Chairman, CEO and Global Chief Investment Officer**	
Professional Experience:	1981-Present	Sit Investment Associates, Inc.
	1976-1981	IDS Advisory, President and CIO
	1968-1976	IDS Mutual Funds, Portfolio Manager
	1960-1968	Commonwealth Edison, Financial Assistant
Education:	DePaul University, BSC Accounting (1960)	
	Certified Public Accountant	
Investment Experience:	44 Years	
Age:	68	
E-mail:	ecs@sitinvest.com	

Peter L. Mitchelson, CFA

Responsibilities:	**Vice Chairman and Chief Strategist**	
Professional Experience:	1981-Present	Sit Investment Associates, Inc.
	1978-1981	IDS Advisory Senior Vice President
	1968-1978	McLean, Budden Limited, Montreal
Education:	Harvard University, Harvard Business School, MBA (1966)	
	University of Toronto, BComm (1964)	
Investment Experience:	39 Years	
Age:	66	
E-mail:	plm@sitinvest.com	

Roger J. Sit

Responsibilities:	**President and Deputy Chief Investment Officer**	
Professional Experience:	1998-Present	Sit Investment Associates, Inc.
	1991-1998	Goldman Sachs & Co. Vice President, Senior Equity Research Analyst
	1984-1990	Captain, United States Air Force
Education:	Harvard University, Harvard Business School, MBA (1991)	
	University of Southern California, MS Systems Technology (1987)	
	United States Air Force Academy, BS (1984)	
Investment Experience:	17 Years	
Age:	45	
E-mail:	rjs@sitinvest.com	

Equity Biographies – Sector Specialists

Ronald D. Sit, CFA

Responsibilities:	**Vice President - Research and Investment Management**	
		Retail/Consumers
Professional Experience:	1984-Present	Sit Investment Associates, Inc.
	1981-1982	Gelco Corporation, Treasury Assistant
	1977	Piper Jaffray, Research Assistant
Education:	Northwestern University, MM (1984)	
	Northwestern University, BA (1981)	
Inv. Exp.:	23 Years	
Age:	47	
E-mail:	rds@sitinvest.com	

Kent L. Johnson, CFA

Responsibilities:	**Vice President - Research and Investment Management**	
		Financials/Capital Goods
Professional Experience:	1989-Present	Sit Investment Associates, Inc.
Education:	University of Minnesota, MBA (1995)	
	University of Minnesota, BS (1989)	
Inv. Exp.:	18 Years	
Age:	41	
E-mail:	klj@sitinvest.com	

Robert W. Sit, CFA

Responsibilities:	**Vice President - Research and Investment Management**	
		Technology/Energy
Professional Experience:	1993-Present	Sit Investment Associates, Inc.
	1991-1993	Sit/Kim International Investment Associates, Inc., Research Associate
Education:	Northwestern University, MBA (2002)	
	DePauw University (IN), BA (1991)	
Inv. Exp.:	15 Years	
Age:	38	
E-mail:	rws@sitinvest.com	

David A. Brown, CFA, CPA

Responsibilities:	**Vice President - Research and Investment Management**	
		Consumer/Accounting
Professional Experience:	1997-Present	Sit Investment Associates, Inc.
	1986-1997	KPMG PeatMarwick LLP, Director of Financial Services Corporate Finance Practice
Education:	University of North Dakota, BBA (1986)	
Inv. Exp.:	12 Years	
Age:	42	
E-mail:	dab@sitinvest.com	

Equity Biographies – Sector Specialists

Michael J. Stellmacher, CFA

Responsibilities: **Vice President – Research and Investment Management**
Energy/Telecommunications/Chemicals

Professional Experience:
2001-Present Sit Investment Associates, Inc.
1987-2000 The Pillsbury Company, Manager – Benefits Investment, Senior Economist
1984-1987 Tri/Valley Growers, Manager - Economic Research
1979-1983 U.S. Department of Agriculture, Agricultural Economist

Education:
University of Minnesota, MBA (1991)
Oklahoma State University, MS (1979)
University of Wisconsin – Madison, BS (1977)

Inv. Exp.: 16 Years
Age: 52
E-mail: mjs@sitinvest.com

John M. Bernstein

Responsibilities: **Equity Research Analyst**
Financials

Professional Experience:
1995-Present Sit Investment Associates, Inc.
1993-1994 Exponential Partners, Analyst

Education:
University of Minnesota, MBA (1992)
Carleton College, BA (1986)

Inv. Exp.: 13 Years
Age: 43
E-mail: jmb@sitinvest.com

Mark A. Pepper

Responsibilities: **Equity Research Analyst**
Technology/Healthcare

Professional Experience:
2002-Present Sit Investment Associates, Inc.
1996-1999 Goldman, Sachs & Company, Financial Analyst, Global Research

Education:
Harvard Business School, MBA (2001)
Bryant College, BS (1995)

Inv. Exp.: 8 Years
Age: 37
E-mail: map@sitinvest.com

Matthew T. Loucks, CFA

Responsibilities: **Equity Research Analyst**
Health Care

Professional Experience:
2005-Present Sit Investment Associates, Inc.
2001-2005 William Blair & Co.
1998-1999 Banc of America Securities
1995-1998 JP Morgan & Co.

Education:
University of Chicago, Graduate School of Business, MBA (2001)
University of Chicago, BA (1995)

Inv. Exp.: 11 Years
Age: 33
E-mail: mtl@sitinvest.com

Equity Biographies – Sector Specialists

Douglas A. Mikkonen, CFA

Responsibilities:	**Equity Research Analyst**	
		Technology
Professional Experience:	1992-Present	Sit Investment Associates, Inc.
Education:	University of Minnesota, BS (1992)	
Inv. Exp.:	8 Years	
Age:	37	
E-mail:	dam@sitinvest.com	

Stacey M. Curme

Responsibilities:	**Equity Trader/Equity Research Associate**	
		Minnesota Companies
Professional Experience:	1993-Present	Sit Investment Associates, Inc.
Education:	University of Minnesota, MBA (2001)	
	University of Minnesota, BS (1993)	
Inv. Exp.:	8 Years	
Age:	35	
E-mail:	smc@sitinvest.com	

Lori C. Hanson

Responsibilities:	**Equity Research Associate**	
		Quantitative/Consumer
Professional Experience:	1999-Present	Sit Investment Associates, Inc.
Education:	University of Minnesota, MBA (Present)	
	Cornell College, BA (1999)	
Inv. Exp.:	5 Years	
Age:	29	
E-mail:	lch@sitinvest.com	

Bradley W. Meyer

Responsibilities:	**Equity Trader/Equity Research Assistant**	
		Quantitative
Professional Experience:	2001-Present	Sit Investment Associates, Inc.
	2000-2001	Investment Advisers, Inc.
Education:	University of Minnesota, MBA (Present)	
	Gustavus Adolphus College, BA (1998)	
Inv. Exp.:	3 Years	
Age:	31	
E-mail:	bwm@sitinvest.com	

Equity Biographies – Sector Specialists

Dawn M. Frandrup

Responsibilities:	**Equity Research Assistant**
Professional Experience:	2000-Present Sit Investment Associates, Inc.
Education:	Capella University, BS Finance (Present)
Inv. Exp.:	2 Years
Age:	30
E-mail:	dmf@sitinvest.com

Scott A. Spalding, CFA

Responsibilities:	**Institutional Marketing**	
Professional Experience:	2006-Present	Sit Investment Associates, Inc.
	1999-2006	FAF Advisors, Inc., Director, Consultant
	1994-1999	Piper Jaffray, Marketing and Sales
Education:	Winona State University, BA Accounting (1994)	
Inv. Exp.:	7 Years	
Age:	35	
E-mail:	sas@sitinvest.com	

Equity Biographies – Geographic Specialists

Raymond E. Sit

Responsibilities:	**Vice President – Research and Investment Management**	
	SE Asia, Japan and Developing Markets	
Professional Experience:	1992-Present	Sit/Kim International Investment Associates, Inc.
	1988-1992	Tecolote Research, Inc., Cost Analyst
Education:	Pepperdine University, MBA (1990)	
	University of Minnesota, BS (1987)	
Inv. Exp.:		
Age:	42	
E-mail:	res@sitinvest.com	

Janet K. Kinzler

Responsibilities:	**Equity Research Analyst**	
	Europe	
Professional Experience:	2001-Present	Sit/Kim International Investment Associates, Inc.
	2000-2001	SCA Consulting, Principal
	1997-1999	Credit Suisse First Boston, V.P., European Airline Industry Analyst
	1992-1997	Northwest Airlines, Director Business and Financial Analysis
Education:	University of Pennsylvania, Wharton School, MBA (1992)	
	University of Michigan, BBA (1986)	
Inv. Exp.:	12 Years	
Age:	42	
E-mail:	jkk@sitinvest.com	

Tasha M. Murdoff

Responsibilities:	**Equity Research Analyst**	
Professional Experience:	1998-Present	Sit Investment Associates, Inc.
	1995-1998	Sit Mutual Funds
Education:	University of St. Thomas, MBA (2002)	
	Augsburg College, BA (1997)	
Inv. Exp.:	7 Years	
Age:	31	
E-mail:	tmm@sitinvest.com	

Jun Xia

Responsibilities:	**Equity Research Analyst**	
Professional Experience:	2005 - Present	Sit Investment Associates, Inc.
	2002-2005	General Mills, Sr. Financial Analyst
	1998-2000	Beijing Kohler Company, Assistant Finance Manager
Education:	Indiana University, MBA (2002)	
	Peking University, BS (1992)	
Inv. Exp.:	5 Years	
Age:	38	
Email:	jx@sitinvest.com	

Fixed Income Team Biographies

Michael C. Brilley

Responsibilities:	**President – Senior Fixed Income Officer**	
Professional Experience:	1984-Present	Sit Investment Associates, Inc.
	1974-1984	First Bank, N.A., Vice President
	1970-1974	Merchant National Bank of Indianapolis, Investment Officer
	1968-1970	Continental Illinois National Bank of Chicago, Investment Advisor
Education:	Milliken University, BS (1967)	
Inv. Exp.:	39 Years	
Age:	62	
E-mail:	mcb@sitinvest.com	

Debra A. Sit, CFA

Responsibilities:	**Senior Vice President – Senior Portfolio Manager** Tax-Exempt Portfolio Management	
Professional Experience:	1987-Present	Sit Investment Associates, Inc.
	1981-1985	Sit Investment Associates, Inc., Computer Application Specialist
Education:	University of Chicago, MBA (1987)	
	University of Minnesota, BA (1982)	
Inv. Exp.:	25 Years	
Age:	46	
E-mail:	das@sitinvest.com	

Bryce A. Doty, CFA

Responsibilities:	**Senior Vice President – Senior Portfolio Manager** Taxable Portfolio Management	
Professional Experience:	1995-Present	Sit Investment Associates, Inc.
	1988-1995	Minnesota Mutual Life Insurance Company, Investment Analyst
Education:	University of Minnesota, MBA (1992)	
	Hamline University, BA (1988)	
Inv. Exp.:	17 Years	
Age:	40	
E-mail:	bad@sitinvest.com	

Paul J. Jungquist, CFA, CPA

Responsibilities:	**Vice President – Fixed Income Credit Analyst and Senior Portfolio Manager**	
Professional Experience:	1994-Present	Sit Investment Associates, Inc.
	1990-1994	Twin Cities Testing, Assistant Controller
	1984-1990	Grant Thornton, Auditor
Education:	University of Minnesota, MBA (1993)	
	University of Notre Dame, BBA (1984)	
Inv. Exp.:	13 Years	
Age:	45	
E-mail:	pjj@sitinvest.com	

Fixed Income Team Biographies

Mark H. Book, CFA, CMA

Responsibilities:	**Vice President – Portfolio Manager and Fixed Income Analyst**	
Professional Experience:	2000-Present	Sit Investment Associates, Inc.
	1998-2000	US Bancorps Piper Jaffray, Corporate Strategist
	1997	Norwest Investment Management, Portfolio Manager
	1991-1996	Insight Investment Management, Portfolio Manager
	1986-1991	Reliastar Financial, Security Trader
Education:	University of Minnesota, MBA (1992)	
	University of Minnesota, BA (1986)	
Inv. Exp.:	20 Years	
Age:	44	
E-mail:	mhb@sitinvest.com	

Robert B. Harrigan

Responsibilities:	**Vice President – Institutional Marketing**	
Professional Experience:	1994-Present	Sit Investment Associates, Inc.
	1991-1994	EduServe Technologies, Inc., Vice President of Sales and Marketing
	1981-1991	Hemar, Inc., Vice President
	1969-1981	First Bank Minneapolis, Vice President
Education:	Stonier Graduate School of Banking at Rutgers (1974)	
	Notre Dame, BA (1966)	
Inv. Exp.:	41 Years	
Age:	63	
E-mail:	rbh@sitinvest.com	

Marci A. Lorge

Responsibilities:	**Senior Client Administrator and Money Market Trader**	
Professional Experience:	1988-Present	Sit Investment Associates, Inc.
	1987-1988	IRI Securities, Operations Manager
	1984-1987	Miller & Schroeder, Purchase and Sales
Education:	University of Wisconsin at Stevens Point, BS (1978)	
Inv. Exp.:	19 Years	
Age:	51	
E-mail:	mal@sitinvest.com	

Brian R. Gilbert

Responsibilities:	**Decision Support Systems**	
Professional Experience:	1994-Present	Sit Investment Associates, Inc.
	1992-1994	Norwest Mortgage, Inc., Coordinator of Conventional Post-Closing
	1990-1992	Carlson Companies, Coordinator of TS Project
Education:	Northwestern College, BA and BS (1990)	
Inv. Exp.:	12 Years	
Age:	39	
E-mail:	brg@sitinvest.com	

Fixed Income Team Biographies

Christopher M. Rasmussen

Responsibilities:	**Research Associate**	
Professional Experience:	1999-Present	Sit Investment Associates, Inc.
Education:	University of Minnesota, MBA (2004)	
	University of Minnesota, BSB (2001)	
Inv. Exp.:	4 Years	
Age:	27	
E-mail:	cmr@sitinvest.com	

Reid A. Kilberg

Responsibilities:	**Institutional Marketing**	
Professional Experience:	2005-present	Sit Investment Associates, Inc.
	2002-2005	Peregrine Capital Management, S: President, Client Service & Mark
	1999-2002	Compass Capital Management, D of Sales & Marketing
	1992-1999	Investment Advisors, Inc. Assoc. President – Institutional Sales
Education:	St. Olaf College, BA (1992)	
Inv. Exp.:	16 Years	
Age:	37	
E-mail:	rak@sitinvest.com	

Eric T. Nelmark

Responsibilities:	**Research Associate**	
Professional Experience:	2004-Present	Sit Investment Associates, Inc.
	2000-2003	Paladin Investment Associates
	1998-2000	Investment Advisers, Inc.
Education:	University of St. Thomas, MBA (2005)	
	Bethel University, BA (1998)	
Inv. Exp.:	8 Years	
Age:	31	
E-mail:	etn@sitinvest.com	

Todd S. Emerson, CFA

Responsibilities:	**Research Associate**	
Professional Experience:	2006-Present	Sit Investment Associates, Inc.
	2002-2006	Thomson West
	1998-2001	US Bank
	1994-1998	RBC Dain Rauscher
	1991-1993	Avco Financial Services
Education:	University of Minnesota, MBA (1994)	
	University of Wisconsin-Eau Claire, BBA (1991)	
Inv. Exp.:	12 Years	

Fixed Income Team Biographies

Brendan J. O'Sullivan

Responsibilities:	**Research Assistant**
Professional Experience:	1997-Present Sit Investment Associates, Inc.
Education:	University of St. Thomas, MBA (2006)
	University of Colorado at Boulder, BA (1995)
Inv. Exp.:	8 Years
Age:	35
E-mail:	bjo@sitinvest.com

International Consultants

Ambassador (Ret.) Burton Levin

Burton Levin entered the Foreign Service in 1954, serving in Taiwan, Indonesia and Thailand, and served as Consul General in Hong Kong from 1981 to 1986. In 1987-1990, he served as U.S. Ambassador to Burma. He retired from the Foreign Service in October 1990 to head the newly opened Hong Kong Office of the Asia Society. In August 1995, Ambassador Levin retired from the Asia Society to teach at Carleton College as the Sit Investment Visiting Professor of Asian Affairs.

Marvin Zonis

Marvin Zonis is currently a professor emeritus at the Graduate School of Business at the University of Chicago, where he teaches courses on International Political Economy, Leadership, and Business Strategy in the era of E-Commerce. He also heads his own consulting firm, Marvin Zonis and Associates. Expert on world affairs, particularly the Middle East, he is also publisher of International Political Economy, a current affairs letter that analyzes the sources and effects of politics on business and markets. Marvin has testified before committees of Congress and served as an advisor to Eastern European governments, major corporations, and the United States government.

Lord Mark Marlesford

Lord Marlesford has been a member of the House of Lords since 1991. He has served on the Joint House of Lords & House of Commons European Legislation Scrutiny Committee and The House of Lords European Agricultural sub-committee and is currently the leading member of the House of Lords All Party Defence Study Group. In the 1970's Lord Marlesford was the special advisor to Prime Minister Edward Heath. In 1963 he was invited to join the Conservative Party Research Department in London where he remained until 1970. From 1974 until 1991 he was a political editor and parliamentary correspondent for The Economist Newspaper, where he wrote about British, Hong Kong and Chinese politics. He is also a consultant to several organizations on world economic and political development. He began his career with military service, commissioned to the famous Coldstream Guards as a second lieutenant and has held various managerial positions in economic research and sales at Fisons Ltd.

Ambassador (Ret.) Jésus Silva-Herzog

Ambassador Silva-Herzog is an economist, with a Bachelor's degree from the National Autonomous University of Mexico (UNAM) and a M.A. from Yale University. He has served in the positions of Secretary of Finance (1982-1986), Secretary of Tourism (1994), Ambassador to Spain (1991-1993), and Ambassador to the United States (1995-1997). The Ambassador has been a professor and lecturer at numerous universities in Mexico and abroad. He was a candidate for the government of Mexico City in the year 2000 and has written several books and articles in the economic and financial fields.